UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2010

May 18, 2010

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
General meeting of shareholders:	June 29, 2010
Dividend payment date:	June 29, 2010
Securities report issuing date:	June 29, 2010
Trading accounts:	Established

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2010

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%
March 31, 2010	5,040,282	(11.2)	545,697	559.0	388,734	—
March 31, 2009	5,677,460	(11.2)	82,807	(92.0)	(256,952)	—

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
Fiscal year ended	yen	yen	%	%	%
March 31, 2010	29.57	29.54	4.9	0.3	10.8
March 31, 2009	(25.04)	—	(4.0)	0.0	1.5

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2010: 2,614 million yen;      March 31, 2009: (38) million yen

(2)  Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock	Risk-adjusted Capital Ratio (*2)
As of	million yen	million yen	%	yen	%
March 31, 2010	204,106,939	11,299,459	4.6	612.05	14.87
March 31, 2009	198,733,906	8,570,641	3.4	528.67	11.77

(Reference) Shareholders’ equity as of      March 31, 2010: 9,305,795 million yen;      March 31, 2009: 6,803,617 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

Risk-adjusted capital ratio as of March 31, 2010 shown above is a preliminary figure.

(3)  Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
Fiscal year ended	million yen	million yen	million yen	million yen
March 31, 2010	14,601,067	(15,625,731)	1,102,334	4,110,281
March 31, 2009	8,125,809	(9,313,619)	1,192,387	4,032,013

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen	million yen	%	%
ended March 31, 2009	—	7.00	—	5.00	12.00	132,665	—	1.9
ended March 31, 2010	—	6.00	—	6.00	12.00	154,777	40.6	2.1
ending March 31, 2011 (Forecast)	—	6.00	—	6.00	12.00	——	44.4	——

(*1)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2011 (Consolidated)

MUFG has set an earnings target of 400.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets” on page 15, for further information of these targets.

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period

Newly consolidated: 2 Companies (MUFG Capital Finance 9 Limited and 1 company)

(*) Please refer to “2. Information on Mitsubishi UFJ Financial Group (MUFG Group)” on page 9.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements

(A) Changes due to revision of accounting standards: Applicable

(B) Changes due to other reasons: None

(*) Please refer to “Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements” on page 32.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:
Mar. 31, 2010	14,148,414,920 shares	Mar. 31, 2009	11,648,360,720 shares

(B) Treasury stocks:
Mar. 31, 2010	9,781,950 shares	Mar. 31, 2009	9,161,592 shares

(*) Please refer to “Per Share Information” on page 59 for the number of stocks used in computing net income per common stock (consolidated).

(Reference) Non-consolidated Financial Data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2010

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%	million yen	%
March 31, 2010	290,824	(3.5)	274,306	(3.8)	235,848	(3.5)	100,088	(66.6)
March 31, 2009	301,328	(42.2)	285,107	(43.9)	244,311	(50.3)	299,988	(28.0)

	Net Income per Common Stock		Diluted Net Income per Common Stock
Fiscal year ended	yen		yen
March 31, 2010	6.17		6.17
March 31, 2009	26.44		26.34

(2)  Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
As of	million yen	million yen	%	yen
March 31, 2010	11,180,345	8,711,750	77.9	569.22
March 31, 2009	9,829,278	7,717,307	78.5	606.40

(Reference) Shareholders’ equity as of March 31, 2010: 8,705,299 million yen; March 31, 2009: 7,712,656 million yen

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see “1. Results of Operations and Financial Condition” on page 4, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share and total dividends relating to preferred stocks are as follows:

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2009	—	30.00	—	30.00	60.00	6,000
Fiscal year ended March 31, 2010	—	30.00	—	30.00	60.00	6,000
Fiscal year ending March 31, 2011 (Forecast)	——	——	——	——	——	——

(Note) MUFG repurchased Preferred Stock First Series of Class 3 in April 2010 and cancelled in April 2010.
	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2009	——	——	—	43.00	43.00	6,708
Fiscal year ended March 31, 2010	—	57.50	—	57.50	115.00	17,940
Fiscal year ending March 31, 2011 (Forecast)	—	57.50	—	57.50	115.00	——

(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.
	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen
Preferred Stock Class 11
Fiscal year ended March 31, 2009	—	2.65	—	2.65	5.30	0
Fiscal year ended March 31, 2010	—	2.65	—	2.65	5.30	0
Fiscal year ending March 31, 2011 (Forecast)	—	2.65	—	2.65	5.30	——

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen
Preferred Stock Class 12
Fiscal year ended March 31, 2009	—	5.75	—	——	5.75	64

(Note) MUFG repurchased Preferred Stock Class 12 until February 2009 due to requests for repurchase and cancelled until February 2009.

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)  Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2010)

With respect to the economic and financial environment for fiscal 2009, the US and European economies showed a strong recovery, primarily due to financial and monetary packages addressing the global financial crisis. In Asian economies, stimulus packages led to economic recovery ahead of the economic improvement of the United States and Europe. As for the Japanese economy, exports and production gradually recovered, gaining back its strength in conjunction with overseas economic improvement, the largest-ever stimulus packages, and progress in inventory adjustments. Private consumption also increased due to the economic stimulus packages. However capital investment, employment, and income remained at a low level due to weak economic activity and poor corporate performance.

In the financial environment, the policy interest rate was kept virtually zero in the United States because of the increasing non-performing loans, while the European Central Bank kept its rate historically low at 1.0 percent. Japan’s short-term interest rates moderately declined, in response to the Bank of Japan’s continued monetary easing policies such as the ultra-low interest rate policy, special funds-supplying operations to facilitate corporate financing, and the increase of a fixed-rate funds-supplying operation. The long-term interest rate fluctuated at a low level as a result of concerns regarding deflation and financial deterioration. In the foreign exchange market, the yen-dollar exchange rate overall continued to show a strong yen tendency reflecting the narrowing spread between domestic and overseas interest rates.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2010 increased by 327.5 billion yen from the previous fiscal year to 3,600.4 billion yen. This was mainly due to an increase in corporate lending income, market product income and the consolidation of ACOM CO., LTD., despite a decrease in deposit income caused by the decline of interest-rates. General and administrative expenses increased slightly by 1.1 billion yen from the previous fiscal year, but excluding effect of the consolidation of ACOM CO., LTD., they decreased by 68.6 billion yen from the previous fiscal year due to an intensive corporate-wide cost reduction as well as the effect of the system integration. As a result, net business profits increased by 326.3 billion yen from the previous fiscal year to 1,515.5 billion yen.

Total credit costs for the fiscal year ended March 31, 2010 increased by 216.7 billion yen from the previous fiscal year to 825.2 billion yen, mainly due to an increase in credit costs from our subsidiaries other than BTMU and MUTB, as well as the consolidation of ACOM CO., LTD. Combined credit costs of BTMU and MUTB without intercompany elimination were virtually unchanged from the previous fiscal year. Net gains on equity securities for the fiscal year ended March 31, 2010 increased significantly by 441.2 billion yen due to a decrease in losses resulting from write-downs of equity securities and gains on the sale of strategic equity securities. Other non-recurring losses for fiscal year ended March 31, 2010 increased by 88.0 billion yen from the previous fiscal year due to an increase in retirement benefit costs.

Mitsubishi UFJ Financial Group, Inc.

Based on the above results, ordinary profits for the fiscal year ended March 31, 2010 was 545.6 billion yen, an increase of 462.8 billion yen from the previous fiscal year and consolidated net income for the fiscal year ended March 31, 2010 was 388.7 billion yen, an increase of 645.6 billion yen from the previous fiscal year.

With regard to the business segments, consolidated ordinary profit consists of ordinary profit of 478.7 billion yen from the banking segment, 57.4 billion yen from the trust banking segment and 54.2 billion yen from the securities segment, offset by ordinary loss of 57.1 billion yen from the credit card/loan segments. By geographic segment, consolidated ordinary profit consists of ordinary profit of 341.5 billion yen from Japan, 7.9 billion yen from North America, 27.9 billion yen from Europe and the Middle East, 105.3 billion yen from Asia and Oceania excluding Japan and 80.9 billion yen from Latin America.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2009	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,600.4	3,272.9	327.5
General and administrative expenses	2,084.8	2,083.7	1.1
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,515.5	1,189.1	326.3
Credit costs	(825.2)	(608.4)	(216.7)
Net gains (losses) on equity securities	32.4	(408.7)	441.2
Other non-recurring losses	(177.1)	(89.1)	(88.0)
Ordinary profits	545.6	82.8	462.8
Net income (losses)	388.7	(256.9)	645.6
Total credit costs	(825.2)	(608.4)	(216.7)

(Earnings Forecasts for the fiscal year ending March 31, 2011)

MUFG has set an earnings target of 400.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets” on page 15, for further information of these targets.

Mitsubishi UFJ Financial Group, Inc.

(2)  Analysis of financial condition

Total assets as of March 31, 2010 increased by 5,373.0 billion yen from March 31, 2009 to 204,106.9 billion yen, and total net assets as of March 31, 2010 increased by 2,728.8 billion yen from March 31, 2009 to 11,299.4 billion yen. The increase in total net assets reflected an increase in total shareholder’s equity of 1,278.0 billion yen, primarily due to the issuance of new shares through a public offering, in addition, an increase in total valuation and translation adjustments of 1,224.0 billion yen, which was primarily due to an increase of net unrealized gains on other securities due to higher stock prices.

With regard to major items of assets, securities as of March 31, 2010 increased by 15,650.3 billion yen from March 31, 2009 to 63,964.4 billion yen and loans and bills discounted as of March 31, 2010 decreased by 7,176.2 billion yen from March 31, 2009 to 84,880.6 billion yen. With regard to major items of liabilities, deposits as of March 31, 2010 increased by 3,742.3 billion yen from March 31, 2009 to 123,891.9 billion yen.

For the fiscal year ended March 31, 2010, net cash provided by operating activities was 14,601.0 billion yen, net cash used in investing activities was 15,625.7 billion yen and net cash provided by financing activities was 1,102.3 billion yen. As a result, the balance of cash and cash equivalents as of March 31, 2010 was 4,110.2 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2010 was 14.87% (on a preliminary basis), an increased of 3.09 percentage points from March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2009 and 2010

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2009, MUFG plans to pay ¥6 per share in accordance with the previously announced dividend forecast. As a result, the annual dividend for fiscal year 2009, including the interim dividend of ¥6 per share, is expected to be ¥12 per share, which is the same amount as the annual dividend of ¥12 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2009, MUFG plans to pay: for the first series of class 3 preferred stock, the prescribed amount of ¥30 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥60 per share for the fiscal year); for the first series of class 5 preferred stock, the prescribed amount of ¥57.50 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥115 per share for the fiscal year); and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥5.30 per share for the fiscal year).

The annual dividend forecast for common stock for fiscal year 2010 is ¥12 per share, which is the same amount as the annual dividend paid for fiscal year 2009. The annual dividend forecasts for preferred stock for fiscal year 2010 are: for the first series of class 5 preferred stock, the prescribed amount of ¥115 per share; and for class 11 preferred stock, the prescribed amount of ¥5.30 per share. All of the outstanding shares of the first series of class 3 preferred stock were acquired and cancelled on April 1, 2010.

Mitsubishi UFJ Financial Group, Inc.

(4)  Risks relating to our business, etc.

Our business and results of operations may be materially affected by a wide range of reasons, including the following factors (including information believed to be material to investors):

•	Risks relating to our recently completed and planned investments and capital alliance;

•	Risks relating to our strategic alliance with Morgan Stanley;

•	Risks relating to our equity portfolio;

•	Risks relating to our lending business;

•	Risks relating to our trading and investment activities;

•	Risks relating to foreign exchange rate;

•	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings;

•	Risks relating to failures to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operations and the range of products and services;

•	Risks relating to the exposures to emerging countries;

•	Risks relating to UNBC;

•	Risks relating to our consumer lending business;

•	Risks relating to losses affected by the global financial crisis and recession;

•	Risks relating to disruption or impairment of our business or operations due to external circumstances or events (such as conflicts, terrorist attacks and natural disasters);

•	Risks relating to competitive pressures;

•	Risks of receiving potential claims or sanctions regarding unfair or inappropriate practices or other conduct from our customers or regulatory authorities;

•	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls;

•	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism;

•	Risks relating to our capital ratios;

•	Risks relating to our pension plans;

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to our reputation; and

•	Risks relating to retaining qualified employees.

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

Mitsubishi UFJ Financial Group, Inc.

2. Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 237 subsidiaries (of which 236 are consolidated, and 1 is an equity-method accounted non-consolidated subsidiary), as well as 63 affiliates (of which 62 are equity-method accounted affiliates, and 1 is a non-equity-method accounted affiliate). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card / loan business, leasing business and other businesses. The following is a chart representing the overall organization of MUFG and its main related companies according to business type:

Note:	On April 1, 2010, Mitsubishi UFJ Securities Co., Ltd. transferred its domestic business operations to a subsidiary by way of a company split, adopted an intermediate holding company structure and changed its corporate name to Mitsubishi UFJ Securities Holdings Co., Ltd. On May 1, 2010, the company succeeding to the domestic business operations of Mitsubishi UFJ Securities Co., Ltd. was integrated with the investment banking division of Morgan Stanley Japan Securities Co., Ltd. and changed its corporate name to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

The holding company and its important related companies as shown in the above chart of business relationship are classified according to business segment as follows. Regarding MUFG’s equity-accounted affiliates, those in respect of which a significant influence is exerted on their decision making regarding finance, operations or business policy are classified in the relevant segment.

Banking	:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. / Senshu Ikeda Holdings, Inc. / The Chukyo Bank, Ltd. /

Jibun Bank Corporation / BOT Lease Co., Ltd. /Mitsubishi UFJ Factors Limited /

MU Frontier Servicer Co., Ltd. / Mitsubishi UFJ Asset Management Co., Ltd. /

Mitsubishi UFJ Research and Consulting Co., Ltd. / UnionBanCal Corporation /

Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. /

PT. Bank Nusantara Parahyangan, Tbk./ Dah Sing Financial Holdings Limited /

PT U Finance Indonesia

Trust Banking	:	Mitsubishi UFJ Trust and Banking Corporation / The Master Trust Bank of Japan, Ltd. / Mitsubishi UFJ Global Custody S.A. / Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)

Securities	:

Mitsubishi UFJ Securities Co., Ltd. / kabu.com Securities Co., Ltd. /

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. / KOKUSAI Asset Management Co., Ltd. /

Mitsubishi UFJ Securities International plc / Mitsubishi UFJ Securities (USA), Inc. /

Mitsubishi UFJ Trust International Limited / Mitsubishi UFJ Securities (HK) Holdings, Limited /

Kim Eng Holdings Limited

Credit Card / Loan	:	Mitsubishi UFJ NICOS Co., Ltd. / ACOM CO., LTD. / JACCS CO., LTD. / JALCARD, INC. / Mobit Co., Ltd.

Other	:

NBL Co., Ltd. / Mitsubishi UFJ Lease & Finance Company Limited /

Mitsubishi UFJ Capital Co., Ltd. / MU Investments Co., Ltd. /

Mitsubishi UFJ Real Estate Services Co., Ltd. / Mitsubishi Research Institute DCS Co., Ltd. /

BTMU Capital Corporation / BTMU Leasing & Finance, Inc. / PT. BTMU-BRI Finance /

Aberdeen Asset Management PLC

The following Specified Subsidiaries were newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100%
BTMU Preferred Capital 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100% (100%)

Note	1. Both of these Specified Subsidiaries are overseas special purpose companies established for issuance of Non-dilutive Preferred Securities.
2. The bracketed number in “Ownership” means MUFG’s indirect ownership share through subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

In order to meet the diverse financial needs of its customers, MUFG Group has created a unified organizational structure that transcends business boundaries in order to provide financial products to its customers as an integrated group. In collaboration with each group company, MUFG Group pursues its operations under an integrated business group system based on three customer-facing integrated business groups within the holding company—Retail, Corporate and Trust Assets.

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1) Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group’s management philosophy are set forth below. MUFG Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

Mitsubishi UFJ Financial Group, Inc.

(2) Medium- and long-term management strategy

MUFG Group is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, leasing companies, consumer finance companies, investment trust companies and a U.S. bank (Union Bank). MUFG Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG Group will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG Group will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•

MUFG Group aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•

MUFG Group aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

Mitsubishi UFJ Financial Group, Inc.

(3) Key issues

The 2010 fiscal year will be a very important year for MUFG Group. This year will be the turning point of the Medium-term Business Plan that we started in the 2009 fiscal year, a shifting of gears from the phase of “business structural reform,” with its emphasis on risk management, to the new phase of “actualizing sustainable growth.” In order to realize further earnings growth and enhance shareholder returns while further promoting efficiency and maintaining soundness, MUFG Group will focus on the actions set forth below, which MUFG Group considers to be the material issues.

(Promotion of growth strategies)

As stated above, MUFG Group has positioned Retail, Corporate and Trust Assets as its three core businesses. The integrated business groups established in the holding company exercise the comprehensive group strengths beyond the business boundaries and promote MUFG Group’s growth strategies.

In the Retail business, MUFG Group will offer products that meet various needs of customers, such as products pertaining to asset management, inheritance, real estate and loans according to the customers’ life stages.

In the Corporate business, MUFG Group will aggressively promote the CIB strategy; for example, it will promote its global cooperation with Morgan Stanley and aim to quickly realize the synergies generated by the integration of the domestic securities companies. Furthermore, in Asia, Europe and the United States, where high growth potential is expected, MUFG Group will aim to expand its businesses, including through M&A.

In the Trust Assets business, MUFG Group will seek to augment the balance of entrusted assets through the enhancement of cooperation within MUFG Group as well as of product development, and will also endeavor to improve its presence as a global management institution.

Through the collective group strengths, MUFG Group will improve profitability as it enters into a new growth phase.

(Strengthening of operating foundations)

MUFG Group will also continue to strengthen its operating foundations.

MUFG Group will endeavor to make cost structure more efficient by reducing staff members in headquarters, upon realizing simplification of headquarter organizations and upon realizing business efficiency, and then putting such staff members in the business offices or in the strategic area.

Additionally, MUFG Group will continue to make efforts to reduce the amount of its holding equity securities based on a risk/return-oriented viewpoint and will also make efforts to control the credit risks on a group basis.

Furthermore, MUFG Group will make efforts to smoothly provide funds by working on the appropriate control and management of equity capital, in light of the trends of international reformation of regulations on equity capital.

Mitsubishi UFJ Financial Group, Inc.

(Promotion of CSR management and strengthening the MUFG brand)

MUFG Group will seek to enhance customer satisfaction through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities). For these purposes, each officer and employee of MUFG Group will subjectively think and act with a “customer-oriented approach” and “field-oriented approach.”

MUFG Group has adopted “Addressing Global Environmental Issues” and “Nurturing Society’s Next Generation” as the two priority themes for its CSR activities. Especially with respect to environmental issues, MUFG Group formulated the MUFG Environmental Action Policy and has been carrying out specific initiatives. MUFG Group will continue to leverage its unique capabilities as a comprehensive financial group to provide support so that necessary funds are supplied to companies and individuals that are passionate about social and environmental initiatives. We will continue to offer products and services that directly lead to clients’ social contributions and environmental projects.

Looking ahead, based on our slogan “No.1 in service, No.1 in reliability, No.1 in global coverage” we endeavor to maintain and strengthen the MUFG brand as one that is broadly supported and appreciated by people in society.

(4) Management Targets

MUFG has set an earnings target of 400.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011.

[Reference]

(in billions of Japanese yen)	For the fiscal year ending March 31, 2011	For the six months ending September 30, 2010	For the fiscal year ended March 31, 2010 (Results)	For the six months ended September 30, 2009 (Results)
Consolidated ordinary profits	830.0	370.0	545.6	233.0
Consolidated net income (loss)	400.0	170.0	388.7	140.9

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	870.0	415.0	863.1	408.0
Ordinary profits (losses)	550.0	245.0	407.8	125.0
Net income (loss)	330.0	145.0	342.6	130.7

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	145.0	65.0	110.2	52.9
Ordinary profits (losses)	105.0	45.0	53.2	35.3
Net income (loss)	65.0	25.0	67.2	24.7

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Assets:
Cash and due from banks	6,562,376	7,495,050
Call loans and bills bought	293,415	482,546
Receivables under resale agreements	2,544,848	3,559,309
Receivables under securities borrowing transactions	6,797,026	5,770,044
Monetary claims bought	3,394,519	2,967,002
Trading assets	17,452,426	16,448,683
Money held in trust	326,298	362,789
Securities	48,314,122	63,964,461
Allowance for losses on securities	(37,104)	—
Loans and bills discounted	92,056,820	84,880,603
Foreign exchanges	1,058,640	1,051,325
Other assets	7,795,056	6,416,721
Tangible fixed assets	1,380,900	1,357,449
Buildings	339,096	321,088
Land	763,647	747,095
Lease assets	2,631	5,167
Construction in progress	16,111	16,816
Other tangible fixed assets	259,413	267,280
Intangible fixed assets	1,209,783	1,152,606
Software	485,611	478,147
Goodwill	570,664	512,515
Lease assets	181	1,215
Other intangible fixed assets	153,326	160,728
Deferred tax assets	1,235,139	646,495
Customers’ liabilities for acceptances and guarantees	9,534,900	8,889,771
Allowance for credit losses	(1,185,266)	(1,337,922)

Total assets	198,733,906	204,106,939

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Liabilities:
Deposits	120,149,591	123,891,946
Negotiable certificates of deposit	7,570,547	11,019,571
Call money and bills sold	2,272,292	1,907,366
Payables under repurchase agreements	11,926,997	11,843,211
Payables under securities lending transactions	4,270,365	3,632,170
Commercial papers	141,436	196,929
Trading liabilities	9,868,818	9,894,186
Borrowed money	7,729,256	6,235,917
Foreign exchanges	804,425	704,233
Short-term bonds payable	323,959	480,545
Bonds payable	6,485,158	7,022,868
Due to trust accounts	1,798,223	1,559,765
Other liabilities	6,634,917	4,933,405
Reserve for bonuses	42,615	52,278
Reserve for bonuses to directors	150	751
Reserve for retirement benefits	94,623	61,821
Reserve for retirement benefits to directors	1,958	1,523
Reserve for loyalty award credits	8,854	8,717
Reserve for contingent losses	277,608	239,224
Reserves under special laws	3,339	3,098
Deferred tax liabilities	28,993	39,210
Deferred tax liabilities for land revaluation	194,228	188,963
Acceptances and guarantees	9,534,900	8,889,771

Total liabilities	190,163,264	192,807,479

Net assets:
Capital stock	1,620,896	2,136,582
Capital surplus	1,898,031	2,423,322
Retained earnings	4,168,625	4,405,512
Treasury stock	(6,867)	(6,633)

Total shareholders’ equity	7,680,685	8,958,783

Net unrealized gains (losses) on other securities	(776,397)	403,490
Net deferred gains (losses) on hedging instruments	111,001	92,402
Land revaluation excess	142,502	142,848
Foreign currency translation adjustments	(302,352)	(254,800)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(51,822)	(36,930)

Total valuation and translation adjustments	(877,067)	347,011

Subscription rights to shares	4,650	6,451
Minority interests	1,762,372	1,987,213

Total net assets	8,570,641	11,299,459

Total liabilities and net assets	198,733,906	204,106,939

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Ordinary income	5,677,460	5,040,282
Interest income	3,448,391	2,846,622
Interest on loans and bills discounted	2,204,409	1,885,962
Interest and dividends on securities	677,776	613,087
Interest on call loans and bills bought	14,088	4,127
Interest on receivables under resale agreements	162,831	22,700
Interest on receivables under securities borrowing transactions	28,002	8,822
Interest on deposits	110,814	26,469
Other interest income	250,468	285,451
Trust fees	119,474	103,872
Fees and commissions	1,138,306	1,145,376
Trading income	253,056	259,770
Other business income	536,305	414,726
Other ordinary income	181,924	269,913
Ordinary expenses	5,594,652	4,494,585
Interest expenses	1,473,042	669,612
Interest on deposits	601,726	307,829
Interest on negotiable certificates of deposit	102,020	46,713
Interest on call money and bills sold	25,406	6,559
Interest on payables under repurchase agreements	249,366	46,308
Interest on payables under securities lending transactions	23,169	5,366
Interest on commercial papers	3,301	745
Interest on borrowed money	97,011	61,550
Interest on short-term bonds payable	4,416	1,411
Interest on bonds payable	159,996	146,844
Other interest expenses	206,626	46,283
Fees and commissions	168,229	155,570
Other business expenses	581,921	344,951
General and administrative expenses	2,104,589	2,183,740
Other ordinary expenses	1,266,869	1,140,710
Provision for allowance for credit losses	192,281	360,388
Others	1,074,588	780,321

Ordinary profits	82,807	545,697

Extraordinary gains	159,070	133,950
Gains on disposition of fixed assets	13,347	8,535
Gains on loans written-off	38,267	65,048
Reversal of reserve for contingent liabilities from financial instruments transactions	1,304	241
Gains on sales of equity securities of subsidiaries	32,472	13,828
Prior year adjustments	58,904	—
Impact upon the adoption of the Accounting standard for lease transactions	6,186	—
Reversal of allowance for losses on subsidiaries	—	34,475
Gains on changes in subsidiaries’ equity	—	11,821
Others	8,587	—
Extraordinary losses	126,816	82,915
Losses on disposition of fixed assets	27,008	22,435
Losses on impairment of fixed assets	15,842	17,813
Provision for reserve for losses related to business restructuring	6	—
Expenses relating to systems integration	83,958	—
Amortization of goodwill	—	27,918
Business structure improvement expenses	—	10,167
Others	—	4,579

Income before income taxes and others	115,061	596,732

Income taxes-current	85,808	101,063
Refund of income taxes	—	(19,099)
Income taxes-deferred	216,131	68,995

Total taxes	301,939	150,959

Minority interests	70,073	57,038

Net income (loss)	(256,952)	388,734

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,620,896
Changes during the period
Issuance of new shares	237,844	515,662
Issuance of new shares-exercise of subscription rights to shares	—	23

Total changes during the period	237,844	515,686

Balance at the end of the period	1,620,896	2,136,582

Capital surplus
Balance at the end of the previous period	1,865,696	1,898,031
Changes during the period
Issuance of new shares	239,579	525,375
Issuance of new shares-exercise of subscription rights to shares	—	23
Disposition of treasury stock	(207,243)	(29)
Change of application of equity method	—	(78)

Total changes during the period	32,335	525,290

Balance at the end of the period	1,898,031	2,423,322

Retained earnings
Balance at the end of the previous period	4,592,960	4,168,625
Changes in accounting standards in overseas consolidated subsidiaries	(5,970)	—
Changes during the period
Dividends from retained earnings	(153,338)	(149,660)
Net income (loss)	(256,952)	388,734
Reversal of land revaluation excess	1,026	(345)
Change of scope of consolidation	1,938	—
Change of application of equity method	5,763	(1,840)
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—

Total changes during the period	(418,364)	236,887

Balance at the end of the period	4,168,625	4,405,512

Treasury stock
Balance at the end of the previous period	(726,001)	(6,867)
Changes during the period
Repurchase of treasury stock	(922)	(1,124)
Disposition of treasury stock	720,055	1,358

Total changes during the period	719,133	234

Balance at the end of the period	(6,867)	(6,633)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Total shareholders’ equity
Balance at the end of the previous period	7,115,707	7,680,685
Changes in accounting standards in overseas consolidated subsidiaries	(5,970)	—
Changes during the period
Issuance of new shares	477,423	1,041,037
Issuance of new shares-exercise of subscription rights to shares	—	47
Dividends from retained earnings	(153,338)	(149,660)
Net income (loss)	(256,952)	388,734
Repurchase of treasury stock	(922)	(1,124)
Disposition of treasury stock	512,812	1,328
Reversal of land revaluation excess	1,026	(345)
Change of scope of consolidation	1,938	—
Change of application of equity method	5,763	(1,919)
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—

Total changes during the period	570,948	1,278,097

Balance at the end of the period	7,680,685	8,958,783

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	595,352	(776,397)
Changes during the period
Net changes of items other than shareholders’ equity	(1,371,749)	1,179,887

Total changes during the period	(1,371,749)	1,179,887

Balance at the end of the period	(776,397)	403,490

Net deferred gains (losses) on hedging instruments
Balance at the end of the previous period	79,043	111,001
Changes during the period
Net changes of items other than shareholders’ equity	31,958	(18,598)

Total changes during the period	31,958	(18,598)

Balance at the end of the period	111,001	92,402

Land revaluation excess
Balance at the end of the previous period	143,292	142,502
Changes during the period
Net changes of items other than shareholders’ equity	(789)	346

Total changes during the period	(789)	346

Balance at the end of the period	142,502	142,848

Foreign currency translation adjustments
Balance at the end of the previous period	(52,566)	(302,352)
Changes during the period
Net changes of items other than shareholders’ equity	(249,786)	47,552

Total changes during the period	(249,786)	47,552

Balance at the end of the period	(302,352)	(254,800)

Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the end of the previous period	—	(51,822)
Changes during the period
Net changes of items other than shareholders’ equity	(51,822)	14,891

Total changes during the period	(51,822)	14,891

Balance at the end of the period	(51,822)	(36,930)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Total valuation and translation adjustments
Balance at the end of the previous period	765,121	(877,067)
Changes during the period
Net changes of items other than shareholders’ equity	(1,642,189)	1,224,079

Total changes during the period	(1,642,189)	1,224,079

Balance at the end of the period	(877,067)	347,011

Subscription rights to shares
Balance at the end of the previous period	2,509	4,650
Changes during the period
Net changes of items other than shareholders’ equity	2,141	1,800

Total changes during the period	2,141	1,800

Balance at the end of the period	4,650	6,451

Minority interests
Balance at the end of the previous period	1,716,370	1,762,372
Changes during the period
Net changes of items other than shareholders’ equity	46,002	224,840

Total changes during the period	46,002	224,840

Balance at the end of the period	1,762,372	1,987,213

Total net assets
Balance at the end of the previous period	9,599,708	8,570,641
Changes in accounting standards in overseas consolidated subsidiaries	(5,970)	—
Changes during the period
Issuance of new shares	477,423	1,041,037
Issuance of new shares-exercise of subscription rights to shares	—	47
Dividends from retained earnings	(153,338)	(149,660)
Net income (loss)	(256,952)	388,734
Repurchase of treasury stock	(922)	(1,124)
Disposition of treasury stock	512,812	1,328
Reversal of land revaluation excess	1,026	(345)
Change of scope of consolidation	1,938	—
Change of application of equity method	5,763	(1,919)
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—
Net changes of items other than shareholders’ equity	(1,594,045)	1,450,720

Total changes during the period	(1,023,097)	2,728,818

Balance at the end of the period	8,570,641	11,299,459

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes and others	115,061	596,732
Depreciation	243,342	239,191
Impairment losses	15,842	17,813
Amortization of goodwill	24,618	60,787
Amortization of negative goodwill	(1,386)	(3,071)
Equity in losses (gains) of affiliates	38	(2,614)
Increase (decrease) in allowance for credit losses	(23,276)	175,123
Increase (decrease) in allowance for losses on securities	7,237	(34,506)
Increase (decrease) in reserve for bonuses	(5,739)	10,135
Increase (decrease) in reserve for bonuses to directors	(278)	599
Increase (decrease) in reserve for retirement benefits	27,761	(24,253)
Increase (decrease) in reserve for retirement benefits to directors	(230)	(162)
Increase (decrease) in reserve for loyalty award credits	775	(85)
Increase (decrease) in reserve for contingent losses	(77,829)	(38,352)
Increase (decrease) in reserve for losses relating to business restructuring	(22,865)	—
Interest income recognized on statement of operations	(3,448,391)	(2,846,622)
Interest expenses recognized on statement of operations	1,473,042	669,612
Losses (gains) on securities	327,841	(82,368)
Losses (gains) on money held in trust	(1,446)	3,737
Foreign exchange losses (gains)	247,866	416,688
Losses (gains) on sales of fixed assets	13,660	13,900
Net decrease (increase) in trading assets	(3,457,877)	1,305,643
Net increase (decrease) in trading liabilities	996,467	(245,739)
Adjustment of unsettled trading accounts	(287,703)	107,896
Net decrease (increase) in loans and bills discounted	(4,152,604)	5,598,759
Net increase (decrease) in deposits	246,509	5,542,593
Net increase (decrease) in negotiable certificates of deposit	360,423	3,460,182
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	2,721,483	(1,243,393)
Net decrease (increase) in due from banks (excluding cash equivalents)	3,389,142	(836,674)
Net decrease (increase) in call loans and bills bought and others	3,880,764	(549,033)
Net decrease (increase) in receivables under securities borrowing transactions	1,151,299	1,034,614
Net increase (decrease) in call money and bills sold and others	4,386,894	(735,070)
Net increase (decrease) in commercial papers	(166,634)	54,124
Net increase (decrease) in payables under securities lending transactions	(1,392,369)	(570,270)
Net decrease (increase) in foreign exchanges (assets)	173,717	6,385
Net increase (decrease) in foreign exchanges (liabilities)	(164,405)	(100,951)
Net increase (decrease) in short-term bonds payable	(105,240)	156,585
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(227,605)	372,531
Net increase (decrease) in due to trust accounts	335,401	(238,458)
Interest income (cash basis)	3,544,139	2,934,191
Interest expenses (cash basis)	(1,506,951)	(703,605)
Others	(445,520)	175,766

Sub-total	8,194,974	14,698,363

Income taxes	(69,164)	(128,828)
Refund of income taxes	—	31,532

Net cash provided by (used in) operating activities	8,125,809	14,601,067

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Cash flows from investing activities:
Purchases of securities	(115,545,508)	(135,630,829)
Proceeds from sales of securities	75,981,958	74,477,318
Proceeds from redemption of securities	30,823,155	45,759,986
Increase in money held in trust	(297,208)	(942,373)
Decrease in money held in trust	362,057	948,040
Purchases of tangible fixed assets	(152,685)	(107,869)
Purchases of intangible fixed assets	(344,540)	(176,498)
Proceeds from sales of tangible fixed assets	60,426	18,616
Proceeds from sales of intangible fixed assets	191,970	1,394
Payments for transfer of business	—	(4,267)
Purchases of equity of consolidated subsidiaries	(389,513)	(2,509)
Proceeds from sales of equity of consolidated subsidiaries	84,995	33,270
Increase related to purchases of subsidiaries’ equity affecting the scope of consolidation	758	—
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(100,094)	—
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	10,874	—
Decrease related to sales of subsidiaries’ equity affecting the scope of consolidation	—	(10)
Others	(266)	—

Net cash provided by (used in) investing activities	(9,313,619)	(15,625,731)

Cash flows from financing activities:
Increase in subordinated borrowings	193,050	78,000
Decrease in subordinated borrowings	(404,500)	(315,500)
Increase in subordinated bonds payable and bonds with warrants	917,900	577,182
Decrease in subordinated bonds payable and bonds with warrants	(307,752)	(285,399)
Proceeds from issuance of stocks	671,595	1,041,037
Proceeds from issuance of common stock to minority shareholders	320,610	370,055
Decrease in redemption of preferred stocks	(91,030)	(135,000)
Decrease in lease liabilities	(358)	—
Dividend paid by MUFG	(153,245)	(149,406)
Dividend paid by subsidiaries to minority shareholders	(69,137)	(77,942)
Repayments to minority shareholders	(135)	(217)
Purchases of treasury stock	(328)	(245)
Proceeds from sales of treasury stock	123,418	978
Purchases of treasury stock by consolidated subsidiaries	(7,714)	(1,288)
Disposition of treasury stock by consolidated subsidiaries	14	80
Others	0	1

Net cash provided by (used in) financing activities	1,192,387	1,102,334

Effect of foreign exchange rate changes on cash and cash equivalents	(194,549)	20,015

Net increase (decrease) in cash and cash equivalents	(189,972)	97,686

Cash and cash equivalents at the beginning of the period	4,222,222	4,032,013
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(236)	(19,418)

Cash and cash equivalents at the end of the period	4,032,013	4,110,281

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 236

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

The Master Trust Bank of Japan, Ltd.

kabu.com Securities Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

NBL Co., Ltd.

The Mitsubishi UFJ Factors Limited

Mitsubishi UFJ Research & Consulting Co., Ltd.

MU Frontier Servicer Co., Ltd.

Mitsubishi UFJ Capital Co., Ltd.

KOKUSAI Asset Management Co., Ltd.

Mitsubishi UFJ Asset Management Co., Ltd.

MU Investments Co., Ltd.

Mitsubishi UFJ Real Estate Services Co., Ltd.

UnionBanCal Corporation

Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.

Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)

Mitsubishi UFJ Global Custody S.A.

PT. Bank Nusantara Parahyangan, Tbk.

Mitsubishi UFJ Securities International plc

Mitsubishi UFJ Securities (USA), Inc.

Mitsubishi UFJ Trust International Limited

Mitsubishi UFJ Securities (HK) Holdings, Limited

BTMU Capital Corporation

BTMU Leasing & Finance, Inc.

PT U Finance Indonesia

PT. BTMU-BRI Finance

In the current fiscal year, MUFG Capital Finance 9 Limited and 3 other companies were newly consolidated following their formations.

In the current fiscal year, The Senshu Bank, Ltd. and 23 other companies were excluded from the scope of consolidation due to a decrease in MUFG’s voting rights as a result of a sale of shares or for other reasons.

The corporate name of Mitsubishi UFJ Securities Co., Ltd. was changed to Mitsubishi UFJ Securities Holdings Co., Ltd., effective as of April 1, 2010.

(2)	Non-consolidated subsidiaries:

MU Japan Fund PLC

MU Japan Fund PLC was excluded from the scope of consolidation , due to its insignificance in light of its assets, ordinary income, net income (to the extent of MUFG’s equity position) and retained earnings (to the extent of MUFG’s equity position), and other factors. Its exclusion from the scope of consolidation would not impede reasonable judgment as to the financial condition or performance of the MUFG group.

(3)	Entities not consolidated even though MUFG Group owns the majority of votes:

(A)	Hygeia Co., Ltd.

This company was established as a property management agent for a land trust project as passive investment without any intent to control.

(B)	THCAP investment Limited Partnership

Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation and 6 other companies

MUFG’s consolidated venture capital subsidiaries participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control.

(4)	Special Purpose Companies (SPCs):

One SPC has been utilized by a consolidated domestic trust bank subsidiary to securitize its financial assets. Information about this SPC, such as an outline of the SPC and the amounts and other details of transactions with the SPC, however, is omitted due to its insignificance.

Mitsubishi UFJ Financial Group, Inc.

2.	Application of Equity Method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: One

MU Japan Fund PLC

MU Japan Fund PLC, which had previously been an affiliate, became a non-consolidated subsidiary to which the equity method was applied in the current fiscal year.

Senshu Ikeda Holdings, Inc. and 30 other companies became a non-consolidated subsidiary to which the equity method was applied during the current fiscal year following its establishment through share exchange transactions with The Bank of Ikeda, Ltd. and The Senshu Bank, Ltd. or for other reasons.

Subsequently during the current fiscal year, however, Senshu Ikeda Holdings, Inc. and one of the other companies were excluded from the scope of non-consolidated subsidiaries accounted for under the equity method and became affiliates due to a decrease in MUFG’s voting rights as a result of a sale of shares or for other reasons.

The Bank of Ikeda, Ltd. and 28 other companies ceased to be subsidiaries due to a decrease in MUFG’s voting rights as a result of Senshu Ikeda Holdings, Inc. becoming an affiliate, and were no longer accounted for under the equity method starting in the current fiscal year.

(2)	Number of affiliates accounted for under the equity method: 62

Principal companies:

Senshu Ikeda Holdings, Inc.	JACCS CO., LTD.
The Chukyo Bank, Ltd.	JALCARD, INC.
Jibun Bank Corporation	Mitsubishi Research Institute DCS Co., Ltd.
Mitsubishi UFJ Lease & Finance Company Limited	Dah Sing Financial Holdings Limited
BOT Lease Co., Ltd.	Aberdeen Asset Management PLC
Mobit Co., Ltd.	Kim Eng Holdings Limited

Aberdeen Asset Management PLC and 6 other companies were accounted for under the equity method in the current fiscal year following MUFG’s acquisitions of shares or for other reasons.

Senshu Ikeda Holdings, Inc. and one other company ceased to be subsidiaries due to a decrease in MUFG’s voting rights as a result of a sale of shares or for other reasons and became affiliates accounted for under the equity method in the current fiscal year.

The Gifu Bank, Ltd. and 4 other companies ceased to be affiliates, due to a decrease in MUFG’s voting rights as a result of a sale of shares or for other reasons and were no longer accounted for under the equity method in the current fiscal year.

MU Japan Fund PLC became a subsidiary and was no longer an affiliate accounted for under the equity method in the current fiscal year.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Affiliates not accounted for under the equity method

SCB Leasing Public Company Limited

This affiliate is not accounted for under the equity method due to its insignificance in light of its net income, retained earnings or deferred gains and losses on hedging instruments (to the extent of MUFG’s equity position) and other factors. Its exclusion from the scope of consolidation would not impede reasonable judgment as to the financial condition or performance of the MUFG group

Mitsubishi UFJ Financial Group, Inc.

(5)	Entities not recognized as affiliates in which MUFG owns 20% to 50% of the voting rights:

(A)	Japan Medical Information Research Institute, Inc. and 17 other companies

MUFG’s consolidated venture capital subsidiaries own 20% to 50% of votes as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd.

It was established as a property management agent for a land trust project as passive investment without any intent to control.

3.	The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries are as follows:

June 30:	1 subsidiary
August 31:	1 subsidiary
October 31:	1 subsidiary
December 31:	131 subsidiaries
January 24:	24 subsidiaries
January 31:	1 subsidiary
February 28:	3 subsidiaries
March 31:	74 subsidiaries

(2)	A subsidiary with a balance sheet date as of June 30 is consolidated based on its preliminary financial statements as of December 31.

A subsidiary with a balance sheet date as of August 31 is consolidated based on its preliminary financial statements as of March 31.

A subsidiary with a balance sheet date as of October 31 is consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above are consolidated based on the financial statements as of their balance sheet dates.

Adjustments are made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheets on a trade date basis, and gains and losses from trading transactions are presented in “Trading income” and “Trading expenses” in the consolidated statements of operations on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method), and other securities for which quoted market prices are difficult to obtain are stated at acquisition costs computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(B)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(A)	Tangible fixed assets (except for lease assets)

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method and an estimated amount of annual depreciation is amortized for a period.

The estimated useful lives are as follows:

Buildings:             15 years to 50 years

Equipment:             2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(B)	Intangible fixed assets (except for lease assets)

Depreciation for intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(C)	Lease assets

Lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that were deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Mitsubishi UFJ Financial Group, Inc.

(5)	Deferred assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds and notes in accordance with ASBJ PITF No.19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs is ¥981,866 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Allowances for losses on securities

Allowances for losses on securities are provided based on assessments of each issuer’s financial condition and other relevant factors.

(8)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated accrued on the consolidated balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

(10)	Reserve for retirement benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the services are provided.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

(Changes in accounting policy)

ASBJ Accounting Standard No.19 “Partial Amendments to Accounting Standard for Retirement Benefits (Part3)” (July 31, 2008) was adopted as of the end of the current fiscal year. The adoption of the new accounting standard did not have a material impact on unrecognized net actuarial gains (losses). Because any unrecognized actuarial gain or loss is charged to income commencing the fiscal year following the fiscal year in which the gain or loss is recognized, this change in accounting policy does not affect the consolidated financial statements for the current fiscal year.

(11)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

(12)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as “Super IC card”) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(13)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans which are estimated based on the past and pending claims.

(14)	Reserves under special laws

Reserves under special laws represents the ¥3,098 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(15)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(16)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales and costs of goods sold.

Mitsubishi UFJ Financial Group, Inc.

(17)	Hedge accounting

(A)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from monetary assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No.24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between hedged items and hedging instruments.

As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting at the end of the current fiscal year are ¥5,733 million (before tax effect adjustment) and ¥7,138 million (before tax effect adjustment), respectively.

(B)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for foreign currency risks arising from monetary assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C)	Transactions among consolidated companies

Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No.24 and No.25 to be regarded as equivalent to external third party transactions.

Mitsubishi UFJ Financial Group, Inc.

(18)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(19)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting so long as they are created in accordance with the International Financial Reporting Standards (“IFRS”) or U.S. GAAP.

If they are created in accordance with a generally accepted accounting principles in each domicile country and not with IFRS nor U.S.GAAP, the financial statements of foreign subsidiaries are adjusted in accordance with U.S. GAAP and in the process of consolidation.

(Additional information)

As of February 28, 2009, a portion of “Other securities” held by some foreign subsidiaries have been reclassified as “Debt securities being held to maturity” in accordance with US FASB Statement No.115, “Accounting for Certain Investments in Debt and Equity Securities.” This reclassification was made based on the determination that it is more appropriate to classify those securities as being held to maturity because the subsidiaries had a positive intent and ability to hold those securities to maturity. This change resulted in a ¥21,177 million decrease in “Monetary claims bought,” a ¥8,259 million increase in “Deferred tax assets” and a ¥12,917 million decrease in “Net unrealized gains (losses) on other securities.” For a summary of the reclassified securities, please refer to “5. The purpose for holding some of the Securities has been altered during the current fiscal year” under “Securities.”

5.	Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at their fair values on the balance sheet dates of the subsidiaries.

6.	Amortization of Goodwill

Goodwill or negative goodwill on Mitsubishi UFJ Securities Co., Ltd., kabu.com Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and UnionBanCal Corporation and equivalent of goodwill or negative goodwill on JACCS CO., LTD., JALCARD, INC., Senshu Ikeda Holdings, Inc., and Aberdeen Asset Management PLC are amortized using the a straight-line method over 20 years starting from the period of the consolidation. Other goodwill, negative goodwill and their equivalents with insignificant balances are expensed as incurred.

7.	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

Mitsubishi UFJ Financial Group, Inc.

Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

(Financial instruments)

MUFG adopted ASBJ Accounting Standard No.10 “Accounting Standards for Financial Instruments” (March 10, 2008) and ASBJ Guidance No. 19 “Disclosures about Fair Value of Financial Instruments” (March 10, 2008) starting from the current fiscal year. This change resulted in a ¥5,849 million increase in “Securities,” a ¥34,661 million decrease in “Allowance for losses on securities,” a ¥6,267 million decrease in “Deferred tax assets,” a ¥308 million increase in “Deferred tax liabilities,” a ¥9,559 million increase in “Net unrealized gains (losses) on other securities,” a ¥7,875 million decrease in “Ordinary profits” and a ¥24,423 million increase in “Income before income taxes and others.”

New Presentation Rule

(Consolidated statements of income)

In the consolidated statements of income, “Refund of income taxes” is no longer included in, and is presented the separately from, “Income taxes-current” starting from the current fiscal year because the amount increased to a significant level.

For the fiscal year ended March 31, 2009, the amount of “Refund of income taxes” that was included in “Income taxes-current” was ¥2,758 million.

(Consolidated Statement of Cash Flows)

In the consolidated statement of cash flows, “Refund of income taxes” is no longer included in, and is presented the separately from, “Income taxes” that is one component of “Cash flows from operating activities” starting from the current fiscal year in accordance with the change made in consolidated statements of income stated above. The amount of “Refund of income taxes” included in “Income taxes” in the previous fiscal year’s “Cash flows from operating activities” was ¥31,890 million.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated balance sheet)

1.	“Securities” includes ¥301,792 million of stocks and ¥21,580 million of other investments in non-consolidated subsidiaries and affiliates.

2.	For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that permit MUFG Group to sell or pledge securities without restrictions, ¥4,910,187 million is pledged, ¥332,358 million is loaned and ¥11,437,867 million is held by MUFG Group at the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥113,104 million.

Non-accrual delinquent loans: ¥1,212,609 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

4.	Loans past due for 3 months or more: ¥29,175 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥411,137 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,766,026 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥802,656 million.

8.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥2,162 million
Trading assets:	¥1,203,733 million
Securities:	¥2,287,763 million
Loans and bills discounted:	¥798,554 million
Other assets:	¥71,729 million

Liabilities related to pledged assets are as follows:

Deposits:	¥408,098 million
Call money and bills sold:	¥540,000 million
Trading liabilities:	¥48,902 million
Borrowed money:	¥3,127,284 million
Bonds payable:	¥63,704 million
Other liabilities:	¥56,162 million
Acceptances and guarantees:	¥985 million

Mitsubishi UFJ Financial Group, Inc.

In addition to the items listed above, ¥12,625 million of cash and due from banks, ¥155,200 million of monetary claims bought, ¥292,298 million of trading assets, ¥6,706,223 million of securities, and ¥8,812,751 million of loans and bills discounted have been pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,024,825 million of trading assets and ¥9,087,877 million of securities have been sold under repurchase agreements or loaned under secured lending transactions. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions are ¥8,377,917 million and ¥2,729,833 million, respectively.

Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No. 24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted is ¥15,405 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥68,610,083 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiary	March 31, 1998

Domestic consolidated trust banking subsidiary	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥ 55,464 million.

In addition, some of our affiliates that are accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,092,746 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥88,400 million.

13.	Borrowed money includes ¥743,800 million of subordinated borrowings.

14.	Bonds payable include ¥3,814,187 million of subordinated bonds.

15.	Goodwill and negative goodwill are net out and presented in “Other assets”. The balances of goodwill and negative goodwill before net out are follows:

Goodwill:	¥541,562 million
Negative goodwill:	¥29,046 million

Balance after net out:	¥512,515 million

16.	Allowance for credit loss includes the portion of the estimated losses on claims for repayment of excess interest payments that is allocated to repayment on principal and other assets in the amount of ¥122,431 million.

17.	The principal amounts of money trusts and loan trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers is guaranteed, are ¥1,086,286 million and ¥41,774 million, respectively.

18.	Guarantee obligations for private placement bonds in “Securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) is ¥2,552,623 million.

(Consolidated statement of operations)

1.	“Other ordinary income” includes ¥179,331 million of gains on sales of equity securities.

2.	“Other ordinary expenses” includes ¥439,113 million of write-offs of loans.

3.	Goodwill is amortized, and the amount of amortization of goodwill is included in current earnings in accordance with the paragraph 32 of JICPA Accounting Committee Report No. 7 “Practical guidance on consolidation procedures related to equity accounts in consolidated financial statements” (May 12, 1998).

Mitsubishi UFJ Financial Group, Inc.

(Consolidated statement of changes in net assets)

1.	Detailed information regarding outstanding shares (Thousand shares)

	Number of shares as of March 31, 2009	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2010	Notes
Outstanding shares
Common stock	11,648,360	2,500,054	—	14,148,414	(1)
Preferred stock first series of class 3	100,000	—	—	100,000
Preferred stock first series of class 5	156,000	—	—	156,000
Preferred stock class 11	1	—	—	1
Total	11,904,361	2,500,054	—	14,404,415
Treasury stock
Common stock	9,161	2,423	1,803	9,781	(2)
Total	9,161	2,423	1,803	9,781

(1)	Increase in the number of common stock by 2,500,054 thousand shares was due to the exercise of stock options, and the issuance in connection with the public offering and a third-party allotment.
(2)	Increase in the number of common stock held in treasury by 2,423 thousand shares was mainly due to repurchase of stocks constituting less than a unit and an increase in the number of shares held by subsidiaries and affiliates. Decrease in the number of common stock held in treasury by 1,803 thousand shares was mainly due to sale of shares in response to requests made by shareholders holding shares constituting less than a unit, exercise of stock options, and a decrease in the number of shares held by affiliates.

Mitsubishi UFJ Financial Group, Inc.

2.	Information regarding subscription rights to shares

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2010 (¥ million)
			As of March 31, 2009	Increase	Decrease	As of March 31, 2010
MUFG	Subscription rights to shares (Treasury shares)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					6,450
Consolidated subsidiaries (Treasury shares)		—					0 (—)
Total		—					6,451 (—)

3.	Detailed information regarding cash dividends

(1)	Dividends paid in the fiscal year ended March 31, 2010

Date of approval	Type of shares	Total Dividends (¥ million)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 26, 2009	Common stock	58,237	5	March 31, 2009	June 26 , 2009
	Preferred stock first series of class 3	3,000	30
	Preferred stock first series of class 5	6,708	43
	Preferred stock class 11	0	2.65
Board of directors meeting on November 18, 2009	Common stock	69,889	6	September 30, 2009	December 9, 2009
	Preferred stock first series of class 3	3,000	30
	Preferred stock first series of class 5	8,970	57.5
	Preferred stock class 11	0	2.65

The total amount of dividends above includes ¥144 million paid to consolidated subsidiaries.

(2)	Dividends with record dates before March 31, 2010 and effective dates after April 1, 2010

The following matters relating to dividends are expected to be submitted to shareholder vote at an ordinary general meeting of shareholders scheduled to be held on June 29, 2010.

Date of approval (scheduled)	Type of shares	Total Dividends (¥ million)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 29, 2010	Common shares	84,887	Retained earnings	6	March 31, 2010	June 29, 2010
	Preferred stock first series of class 3	3,000		30
	Preferred stock first series of class 5	8,970		57.5
	Preferred stock class 11	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statement of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet.

As of March 31, 2010

Cash and due from banks on the consolidated balance sheet:	¥7,495,050 million
(-) Time deposits and negotiable certificates of deposit in other banks:	(¥3,384,769 million	)

Cash and cash equivalents:	¥4,110,281 million

Mitsubishi UFJ Financial Group, Inc.

(Notes on Financial Instruments)

1.	Disclosure on Financial Instruments

(1)	Policy on Financial Instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates, we conduct asset and liability management (ALM) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, we raise capital from the market and hedge risks through derivative transactions.

(2)	Types of and Risks Associated with Financial Instruments

We hold various types of financial instruments such as loans, investment securities, and derivatives and are thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of our bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign currency denominated securities and other assets when converted into yen. We also invest in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of our trading and ALM activities, we hold derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions for purposes of hedging risks associated with derivative products, we hedge against interest rate risks with instruments including fixed rate deposits, loans and bonds, variable rate deposits and loans, and future transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. We hedge against exchange rate fluctuation risks with instruments such as foreign currency denominated cash debt obligations through hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, we design hedging activities so that the material terms of the hedged instrument are almost identical to those of the hedging method. In limited circumstances, effectiveness of hedging activities is assessed based on the correlation between factors that cause changes in interest rates.

(3)	Risk Management Relating to Financial Instruments

(A)	Credit Risk Management

We regularly monitor and assess the credit portfolios of our group companies and use uniform credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of our credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while we monitor group-wide credit risk. We provide training and advice when necessary in addition to monitoring credit risk management conducted by our group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

We hold regular management committee meetings to ensure full reporting and discussion of important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

Mitsubishi UFJ Financial Group, Inc.

(B)	Market Risk Management

(a)	Risk Management System

We have adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). We monitor group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back (administrative) and middle (risk management) offices operate independently from the front (trading) office. As part of risk control by management, the Board of Directors establishes the framework for the market risk management system while responsibilities relating to market operations are defined at management meetings. We allocate economic capital corresponding to levels of market risk within the scope of our capital base, and establish quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain our exposure to risks and losses within a certain range.

(b)	Market Risk Management

We regularly report status on group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each group company to the ALM Committees and the Corporate Risk Management Committee; while each group company internally reports daily to its risk management officer on the status of exposure to market risk and compliance with quantitative limits on market risk and losses, we conduct comprehensive analyses on risk profiles including stress testing.

We administer risks at each business unit at our group companies by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, we document the process and periodically verify through internal audits that the valuation methods and operation of such transactions are appropriate.

(c)	Market Risk Measurement Model

Since the daily variation in market risk is significantly greater than that in other types of risks, we measure and manage market risk using the Value at Risk (VaR) method on a daily basis.

Market risk for both trading and banking activities is measured using a uniform market risk measurement model. The principal method used for the model is historical simulation method (holding period—10 business days; confidence interval—99%; and observation period—701 business days).

* The historical simulation method calculates VaR amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options.

(C)	Management of Liquidity Risk Associated with Capital Raising Activities

Our major group companies strive to secure appropriate liquidity in both Japanese yen and foreign currencies by managing the sources of capital and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors provides the framework for liquidity risk management, operates businesses on various stages according to the urgency of funding needs and exercises management on each such stage. The department responsible for liquidity risk management is designed to perform checking functions independent of other departments. The department reports to ALM Committee and the Board of Directors the results from its activities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary Explanation on Fair Value, etc. of Financial Instruments

The fair value of financial instruments includes, in addition to the value determined based on the market price, a valuation calculated on a reasonable basis if no market price is available. Certain assumptions are used for the calculation of such amount. Accordingly, the result of such calculation may vary if different assumptions are used.

Mitsubishi UFJ Financial Group, Inc.

2.	Disclosure on the Fair Value, etc. of Financial Instruments

The following table summarizes the amount stated in the consolidated balance sheet and the fair value of financial instruments as of March 31, 2010 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities for which fair value is difficult to determine (see Note 2).

	Consolidated balance sheet amount (In millions of yen)	Fair value (In millions of yen)	Difference (In millions of yen)
(1) Cash and due from banks	7,495,050	7,495,050	—
(2) Call loans and bills bought	482,546	482,546	—
(3) Receivables under resale agreements	3,559,309	3,559,309	—
(4) Receivables under securities borrowing transactions	5,770,044	5,770,044	—
(5) Monetary claims bought (*1)	2,967,002	3,020,538	53,536
(6) Trading assets	9,156,026	9,156,026	—
(7) Money held in trust	362,789	362,789	—
(8) Securities
Debt securities being held to maturity	2,265,254	2,292,061	26,807
Other securities	59,955,287	59,955,287	—
(9) Loans and bills discounted	84,880,603
Allowance for credit losses (*1)	(1,149,577)

	83,731,025	84,800,301	1,069,275

(10) Foreign exchanges (*1)	1,051,325	1,051,325	—

Total assets	176,795,663	177,945,282	1,149,619

(1) Deposits	123,891,946	123,991,554	99,607
(2) Negotiable certificates of deposit	11,019,571	11,031,042	11,471
(3) Call money and bills sold	1,907,366	1,907,366	—
(4) Payables under repurchase agreements	11,843,211	11,843,211	—
(5) Payables under securities lending transactions	3,632,170	3,632,170	—
(6) Commercial papers	196,929	196,929	—
(7) Trading liabilities	2,945,424	2,945,424	—
(8) Borrowed money	6,235,917	6,268,532	32,614
(9) Foreign exchanges	704,233	704,233	—
(10) Short-term bonds payable	480,545	480,545	—
(11) Bonds payable	7,022,868	7,155,381	132,513
(12) Due to trust accounts	1,559,765	1,559,765	—

Total liabilities	171,439,951	171,716,157	276,206

Derivative transactions (*2)
Activities not qualifying for hedges	359,729	359,729	—
Activities qualifying for hedges	277,510	277,510	—

Total derivative transactions	637,239	637,239	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated in the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative financial instruments include trading account assets and liabilities and other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

Mitsubishi UFJ Financial Group, Inc.

(Note 1) Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from banks

For deposits without maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call loans and bills bought, (3) receivables under resale agreements, and (4) receivables under securities borrowing transactions

For each of these items, the majority of transactions are short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary claims bought

The fair value of monetary claims purchased is determined based on the price quoted by the financial institutions from which these claims are purchased or on the amount calculated according to our estimate. For certain monetary claims purchased for which these methods do not apply, the carrying amount is presented as the fair value as the fair value approximates such carrying value.

(6)	Trading assets

For securities such as bonds that are held for trading, the fair value is determined based on the price quoted by the exchange or the financial institutions from which these securities are purchased.

(7)	Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money in Trust” for notes on cash in trust by categories based on different purposes of holding the cash in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by the exchange and the fair value of bonds is determined based on the price quoted by the exchange or the financial institutions from which they are purchased. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by our bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, amount to be collected from collaterals and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

With respect to variable rate Japanese government bonds that are included in the amount presented under the line item “Securities” in the table above, our major group companies value them at an amount calculated on a reasonable basis according to Practical Issue Task Force No. 25, Practical Solution on Measurement of Fair Value for Financial Assets (October 28, 2008, Accounting Standard Board of Japan), as we determined that taking into account the current market conditions, the market price of these securities as of the consolidated balance sheet date cannot be regarded as the fair value. The value of variable rate Japanese government bonds is determined by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account both an amount calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data, as well as the price obtained from external parties (brokers or information vendors). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indexes.

See “Securities” for notes on securities by categories based on purposes of holding the securities.

Mitsubishi UFJ Financial Group, Inc.

(9)	Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity length, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and expected amount to be collected from collaterals and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with variable interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from bankrupt, de facto bankrupt, and potentially bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collaterals and guarantees. Since the fair value of these items approximates the carrying amount net of the currently expected credit loss amount, such carrying amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(10)	Foreign exchanges

Foreign exchanges consist of foreign currency deposits with other banks (due from other foreign banks), short-term loans involving foreign currencies (due from other foreign banks), export bills and traveler’s checks, etc. (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For variable rate time deposits, the carrying amount is presented as the fair value as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call money and bills sold, (4) payables under repurchase agreements, (5) payables under securities lending transactions and (6) commercial papers

For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the majority of them are short contract terms (1 year or less).

(7)	Trading liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by the exchange or the financial institutions to which these securities are sold.

Mitsubishi UFJ Financial Group, Inc.

(8)	Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value as the fair value approximates such carrying amount. This is done so on the basis that the market interest rate is reflected in the interest rate set within a short time period for such floating rate borrowings and that there has been no significant change in our nor our consolidated subsidiaries’ creditworthiness before and after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity lengths, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to us or our consolidated subsidiaries. The fair value of borrowings qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(9)	Foreign exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits are deposits without maturity (due to other foreign banks). Moreover, foreign currency short-term borrowings have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value for these contracts as the fair value approximates such carrying amount.

(10)	Short-term bonds payable

For short-term bonds payable, the carrying amount is presented as the fair value as the fair value approximates such carrying amount because they carry short contract terms (1 year or less).

(11)	Bonds payable

The fair value of corporate bonds issued by us and our consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value as the fair value approximates such carrying amount. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant change in the creditworthiness of us and our consolidated subsidiaries before and after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to us or our consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to trust accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Derivative transactions

Derivative products include transactions involving interest rates (interest futures, interest options, interest swaps, etc.), transactions involving foreign currencies (currency futures, currency options, currency swaps, etc.), and transactions involving bonds (bond futures, bond future options, etc.). The fair value of these transactions are based on factors such as the price posted by exchanges, the discounted present value, or amount calculated under the option price calculation model.

Mitsubishi UFJ Financial Group, Inc.

(Note 2)	The following table summarizes financial instruments whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

Category	Carrying amount (In millions of yen) (Before deduction of valuation allowance)
(1) Non-listed equity securities (*1) (*2)	1,229,651
(2) Union investments, etc. (*2) (*3)	188,997
(3) Others (*2)	1,897
Total	1,420,546

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of 35,286 million yen was recorded in the current fiscal year.
(*3)	Union investments, etc. mainly include anonymous unions and investment business unions, etc. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” in the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading securities (as of March 31, 2010)

(in millions of yen)
Net unrealized gains (losses) recorded in the consolidated statement of operations during this period
Trading securities	96,203

2. Debt securities being held to maturity (as of March 31, 2010)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Differences
Securities for which the fair value exceeds the amount recorded in consolidated balance sheet.	Securities	1,240,439	1,260,508	20,068
	Government bonds	977,342	993,314	15,972
	Municipal bonds	42,348	42,933	585
	Corporate bonds	220,748	224,259	3,511
	Other Securities	1,766,370	1,830,882	64,512
	Foreign bonds	694,855	703,247	8,391
	Other	1,071,515	1,127,635	56,120
	Subtotal	3,006,810	3,091,391	84,580
Securities for which the fair value does not exceed the amount recorded in consolidated balance sheet.	Securities	—	—	—
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other Securities	410,985	409,188	(1,796)
	Foreign bonds	327,130	325,476	(1,653)
	Other	83,855	83,712	(142)
	Subtotal	410,985	409,188	(1,796)
Total		3,417,795	3,500,580	82,784

3.	Other securities (as of March 31, 2010)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Differences
Securities for which the fair value exceeds the amortized purchase cost	Domestic equity securities	2,763,694	1,779,877	983,817
	Domestic bonds	21,054,440	20,880,506	173,933
	Government bonds	17,401,873	17,288,254	113,618
	Municipal bonds	267,821	259,673	8,148
	Corporate bonds	3,384,744	3,332,578	52,166
	Other Securities	8,038,084	7,796,893	241,191
	Foreign equity securities	281,904	208,097	73,806
	Foreign bonds	7,308,743	7,175,905	132,837
	Other	447,437	412,889	34,547
	Subtotal	31,856,219	30,457,277	1,398,942

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Differences
Securities for which the fair value does not exceed the amortized purchase cost	Domestic equity securities	1,513,668	1,815,714	(302,045)
	Domestic bonds	22,322,252	22,379,076	(56,824)
	Government bonds	21,346,172	21,379,879	(33,706)
	Municipal bonds	13,077	13,144	(67)
	Corporate bonds	963,001	986,052	(23,050)
	Other Securities	4,714,220	4,941,586	(227,365)
	Foreign equity securities	669	896	(227)
	Foreign bonds	3,393,843	3,449,404	(55,560)
	Other	1,319,708	1,491,286	(171,578)
	Subtotal	28,550,141	29,136,377	(586,235)
Total		60,406,360	59,593,654	812,706

(*)	The total difference amount shown in the above table includes ¥14,165 million of revaluation losses of securities with embedded derivatives, which losses are recorded in current earnings.

4. Other securities sold during the fiscal year (from April 1, 2009, to March 31, 2010)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	539,219	165,694	73,069
Domestic bonds	53,548,863	120,817	39,989
Government bonds	52,913,944	118,341	38,116
Municipal bonds	202,872	197	291
Corporate bonds	432,046	2,278	1,581
Other Securities	20,505,327	140,185	108,190
Foreign equity securities	130,858	13,040	16,229
Foreign bonds	20,077,838	107,411	73,712
Other	296,630	19,734	18,248
Total	74,593,410	426,697	221,250

5. The purpose for holding some of the Securities has been altered during the current fiscal year.

As of February 28, 2009, securitized products held by some foreign subsidiaries that had previously been classified as “Other securities” were reclassified as “Debt securities being held to maturity” at fair value (¥112,356 million) in accordance with US FASB Statement No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

This reclassification was made based on the determination that it was more appropriate to classify those securities as being held to maturity because the subsidiaries had a positive intent and ability to hold those securities to maturity.

Reclassification from “Other securities” to “Debt securities being held to maturity” (as of March 31, 2010)

	(in millions of yen)
	Market value	Amount on consolidated balance sheet	Net unrealized gains (losses) on consolidated balance sheet
Others (“Monetary claims bought”)	134,230	113,063	(41,975)

Mitsubishi UFJ Financial Group, Inc.

6. Securities for which the holding purpose has been altered in the past years

(1) Reclassification from “Trading securities” to “Debt securities being held to maturity” (as of March 31, 2010)

	(in millions of yen)
	Market value	Amount on consolidated balance sheet	Impact in case of no reclassification
			Net realized gains (losses)	Net unrealized gains (losses)
Foreign bonds	400,466	402,010	10,069	(1,165)

(*1)	“Market value” is calculated by using quoted market prices and/or other information.
(*2)	“Net realized gains (losses)” belong to the current fiscal year.

(2) Reclassification from “Trading securities” to “Other securities” (as of March 31, 2010)

	(in millions of yen)
	Amount on consolidated balance sheet	Impact in case of no reclassification
		Net realized gains (losses)	Net unrealized gains (losses)
Government bonds	113,600	6,455	4,479
Foreign bonds	72,886	4,908	180

(*1)	“Amount on consolidated balance sheet” is calculated by using quoted market prices and/or other information.
(*2)	“Net realized gains (losses)” belong to the current fiscal year.

(3) Reclassification from “Other securities” to “Debt securities being held to maturity” (as of March 31, 2010)

	(in millions of yen)
	Market value	Amount on consolidated balance sheet	Net unrealized gains (losses) on consolidated balance sheet
Others (“Monetary claims bought”)	1,007,126	972,327	(72,076)

7. Impairment losses for securities

Other securities are subject to write-downs when the market value or reasonably evaluated value of these securities has impaired considerably and it is not probable that the value will recover to the acquisition cost. In such case, any differences between fair value and acquisition cost are recognized as losses for the period.

For the current fiscal year, impairment losses were ¥79,526 million consisting of ¥40,991 million of impairment losses on equity securities and ¥38,535 million of impairment losses on bonds and other securities in which bonds whose fair value is extremely difficult to estimate were included.

“Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Market value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money held in trust for trading purpose (as of March 31, 2010)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of operations during this period
Money held in trust for trading purpose	49,529	44

2.	Money held in trust not for trading purpose or being held to maturity (as of March 31, 2010)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Net unrealized gains or losses (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	313,259	312,767	492	492	0

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” are showing the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2010)

(in millions of yen)
Net unrealized gains (losses) on other securities	671,524
Other securities	831,905
Money held in trust not for trading purpose or being held to maturity	492
Reclassification from “Other securities” to “Debt securities being held to maturity”	(160,872)
Deferred tax liabilities	(274,831)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	396,693
Minority interests	17,001
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(10,204)
Total	403,490

(*1)	“Net unrealized gains (losses) on other securities” column shown in the above table excludes ¥14,165 million revaluation losses of securities with embedded derivatives, which losses are recorded in current earnings.
(*2)	“Net unrealized gains (losses) on other securities” column shown in the above table includes ¥5,033 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Retirement benefits)

1.	Outline for retirement benefits plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit pension plans, employees’ pension funds, tax qualified pension plans and lump sum severance payments. Lump sum severance payments can be increased by an additional amount which is not included in the projected benefit obligation calculated actuarially pursuant to applicable accounting standards for retirement benefits.

Some overseas branches of domestic consolidated subsidiaries and some overseas consolidated subsidiaries also have benefit plans with defined benefits.

2.	Benefit obligation

	(in millions of yen)
		Balances as of March 31, 2010
Projected benefit obligation	(A)	(1,896,576)
Fair value of plan assets	(B)	2,111,317

Projected benefit obligation in excess of plan assets	(C)=(A)+(B)	214,741
Unrecognized net actuarial loss	(D)	334,194
Unrecognized prior service cost	(E)	(29,829)

Net amount recognized in the consolidated balance sheet	(F)=(C)+(D)+(E)	519,106
Prepaid pension costs	(G)	580,927
Reserve for retirement benefits	(F)-(G)	(61,821)

(*1)	The table includes the substitutional portion of the employees’ pension funds.
(*2)	Some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries apply a simplified accounting method for calculating projected benefit obligations.
(*3)	The table does not include the assets managed by the generally established employees’ pension funds because it is not material.

3.	Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2010
Service cost	46,981
Interest cost	38,413
Expected return on plan assets	(65,396)
Amortization of unrecognized prior service cost	(9,688)
Amortization of unrecognized net actuarial loss	87,863
Other	13,617

Net periodic cost	111,790

(*)	Net periodic cost of the overseas branches of domestic consolidated subsidiaries and consolidated subsidiaries which apply a simplified accounting method are included primarily in “service cost”.

Mitsubishi UFJ Financial Group, Inc.

4.	Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2010
(1) Discount rate	Domestic consolidated subsidiaries 1.00% to 2.10% Overseas consolidated subsidiaries 5.50% to 12.00%

(2) Expected return	Domestic consolidated subsidiaries 0.50% to 4.20% Overseas consolidated subsidiaries 4.00% to 8.50%

(3) Method used in allocation of estimated retirement benefits	Straight-line method

(4) Duration for amortization of unrecognized prior service cost	Primarily over 10 years (amortized as incurred by the straight-line method over a period within the average remaining years of service of the employees)

(5) Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years (amortized in the year immediately following the year in which a gain or loss is recognized, by the straight-line method, over a period within the average remaining years of service of the employees)

Mitsubishi UFJ Financial Group, Inc.

(Stock Options)

1.	Stock options expensed for the fiscal year ended March 31, 2010

General and administrative expenses: ¥2,799 million

2.	Outline of stock options and changes

(1)	MUFG

A)	Outline of stock options

		Stock options of 2007	Stock options of 2008	Stock options of 2009
Number of grantees	Directors	15	17	17
	Corporate auditors	5	5	5
	Executive officers	39	40	45
	Directors and executive officers of subsidiaries of MUFG	130	174	166
Number of stock options (*1)	Common stock	2,798,000	3,263,600	5,655,800
Grant date		6-Dec-07	15-Jul-08	14-Jul-09
Condition for vesting		Retirement	Retirement	Retirement
Required service period		June 28, 2007 to June 27, 2008	June 27, 2008 to June 26, 2009	June 26, 2009 to June 29, 2010
Exercise period		December 6, 2007 to December 5, 2037	July 15, 2008 to July 14, 2038	July 14, 2009 to July 13, 2039

(*1) Shown in number of shares.

B)	Size of stock options and changes

The following tables are pertaining to stock options which existed in the current fiscal year. The number of stock options is converted to the number of stocks based on each option contract.

(a)	Number of stock options (in shares)

	Stock options of 2007	Stock options of 2008	Stock options of 2009
Non-vested
As of the last fiscal year end	2,156,800	3,235,800	—
Granted	—	—	5,655,800
Forfeited	—	6,200	42,300
Vested	527,900	475,400	21,800
Outstanding	1,628,900	2,754,200	5,591,700
Vested
As of the last fiscal year end	—	—	—
Vested	527,900	475,400	21,800
Exercised	527,900	475,400	21,800
Forfeited	—	—	—
Outstanding	—	—	—

(b)	Price information (per share)

	Stock options of 2007	Stock options of 2008	Stock options of 2009
Exercise price	¥1	¥1	¥1
Average stock price upon exercise	¥599	¥595	¥484
Fair value at grant date	¥1,032	¥923	¥487

Mitsubishi UFJ Financial Group, Inc.

C)	Calculation for fair value of stock options

The fair value of the Stock options of 2009 granted in the fiscal year ended March 31, 2010 is calculated as follows:

(a) Calculation method: The Black-Sholes Model

(b) Assumptions used in calculation

Stock options of 2009
Volatility of stock price (*1)	44.45%
Estimated remaining outstanding period (*2)	4 years
Expected dividend (*3)	¥12 per share
Risk-free interest rate (*4)	0.52%

(*1)	Volatility of stock price is calculated based on the actual stock prices of MUFG during the four years from July 14, 2005 to July 13, 2009.
(*2)	Estimated remaining outstanding period cannot be readily made due to lack of historical data. The average period of service of directors of MUFG and subsidiaries of MUFG is used.
(*3)	The actual dividend on common stock for the fiscal year ended March 31, 2009.
(*4)	Japanese government bond yield applicable to the estimated remaining outstanding period of the stock options.

D)	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

(2)	kabu.com Securities Co., Ltd. (consolidated subsidiary)

A)	Outline of stock options

		Stock options of 2003	Stock options of 2004	Stock options of 2006
Number of Grantees (*3)	Directors	1	1	1
	Corporate auditors		1
	Executive officers			1
	Employees	36	4	31

Number of stock options (*1) (*2)	Common stock	12,861	1,854	4,314

Grant date		31-Dec-03	30-Apr-04	31-Mar-06

Condition for vesting		Being a director, an executive officer or an employee of kabu.com Securities Co., Ltd. upon exercise	Being a director, an executive officer or an employee of kabu.com Securities Co., Ltd. upon exercise	Being a director, an executive officer or an employee of kabu.com Securities Co., Ltd. upon exercise

Required service period		N.A.	N.A.	N.A.

Exercise period		Jan 1, 2006 to Dec 31, 2010	May 1, 2006 to Dec 31, 2010	July 1, 2007 to June 30, 2012

(*1)	Shown in numbers of shares.
(*2)	The numbers of shares for the stock options of 2003 and the stock options of 2004 are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.
(*3)	A corporate auditor, who is a grantee for the stock options of 2004, retired and was elected as a director by the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 22, 2004.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

The following tables are pertaining to stock options which existed in the current fiscal year. The number of stock options is converted to the number of stocks based on each option contract.

(a) Number of stock options (in shares)

	Stock options of 2003	Stock options of 2004	Stock options of 2006
Non-vested
As of the last fiscal year end	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Outstanding	—	—	—
Vested
As of the last fiscal year end	378	171	3,201
Vested	—	—	—
Exercised	—	63	—
Forfeited	—	—	51
Outstanding	378	108	3,150

(b) Price information (per share)

	Stock options of 2003	Stock options of 2004	Stock options of 2006
Exercise price	¥15,000	¥22,366	¥327,022
Average stock price upon exercise (*1)	—	116,000	—
Fair value at grant date (*2)	—	—	—

(*1)	The exercise prices of the stock options of 2003 and stock options of 2004 are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005. “Average stock price upon exercise” means the average stock price of kabu.com Securities Co., Ltd. upon exercise.
(*2)	Not applicable to stock options granted prior to the effective date of the Companies Act.

(3)	ACOM CO., LTD. (consolidated subsidiary)

A)	Outline of stock options

Stock options of 2003
Number of grantees	Directors Employees	10 1,739

Number of stock options (*1)	Common stock	349,800

Grant date	August 1, 2003

Condition for vesting	Continuous service at ACOM CO., LTD. from grant date (August 1, 2003) to vesting date (June 30, 2005)

Required service period	August 1, 2003 to June 30, 2005

Exercise period	July 1, 2005 to June 30, 2010

(*1)	Shown in numbers of shares.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

The following tables are pertaining to stock options which existed in the current fiscal year. The number of stock options is converted to the number of stocks based on each option contract.

(a)	Number of stock options (in shares)

Stock options of 2003
Non-vested
As of the last fiscal year end	—
Granted	—
Forfeited	—
Vested	—
Outstanding	—
Vested
As of the last fiscal year end	121,110
Vested	—
Exercised	—
Forfeited	2,000
Outstanding	119,110

(b)	Price information (per share)

Stock options of 2003
Exercise price	¥4,931
Average stock price upon exercise	—
Fair value at grant date (*1)	—

(*1)	Not applicable to stock options granted prior to the effective date of the Companies Act.

(4)	IR Loan Servicing,Inc. (consolidated subsidiary)

A)	Outline of stock options

	Stock options of 2004
Number of grantees	Directors	5
	Employees	30

Number of stock options (*1)	Common stock	133

Grant date	October 1, 2004

Condition for vesting	Being a member of IR Loan Servicing, Inc. on the vesting date (= listing date)

Required service period	October 1, 2004 to August 31, 2007

Exercise period	Listing date to August 31, 2010

(*1)	Shown in numbers of shares.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

The following tables are pertaining to stock options which existed in the current fiscal year. The number of stock options is converted to the number of stocks based on each option contract.

(a)	Number of stock options (in shares)

Stock options of 2004
Non-vested
As of the last fiscal year end	49
Granted	—
Forfeited	15
Vested	—
Outstanding	34
Vested
As of the last fiscal year end	—
Vested	—
Exercised	—
Forfeited	—
Outstanding	—

(b)	Price information (per share)

Stock options of 2004
Exercise price	¥67,900
Average stock price upon exercise	—
Fair value at grant date (*1)	—

(*1)	Not applicable to stock options granted prior to the effective date of the Companies Act.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Business segment information

For the fiscal year ended March 31, 2010

	(in millions of yen)
	Banking	Trust banking	Securities	Credit card / loan	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,371,761	509,844	390,702	602,269	165,704	5,040,282	—	5,040,282
from internal transactions	111,921	25,743	29,000	18,020	234,622	419,308	(419,308)	—
Total	3,483,683	535,588	419,703	620,289	400,326	5,459,590	(419,308)	5,040,282
Ordinary expenses	3,004,886	478,183	365,463	677,457	171,825	4,697,817	(203,232)	4,494,585
Ordinary profits	478,796	57,404	54,239	(57,168)	228,500	761,772	(216,075)	545,697
Assets	165,126,983	22,629,373	21,544,623	4,912,838	5,286,626	219,500,446	(15,393,506)	204,106,939
Depreciation	141,607	36,840	24,410	27,975	8,357	239,191	—	239,191
Capital expenditures	163,228	33,370	16,124	34,877	46,528	294,129	—	294,129

Notes:

1.	“Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of operations of companies in non-banking industries.
2.	“Other” includes leasing.
3.	“Ordinary profits” for “Other” includes 202,648 million yen of dividends from MUFG’s subsidiaries and affiliates.

2.	Geographic segment information

For the fiscal year ended March 31, 2010

	(in millions of yen)
	Japan	North America	Latin America	Europe / Middle East	Asia / Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,917,221	551,877	19,029	272,930	279,223	5,040,282	—	5,040,282
from internal transactions	78,582	36,239	105,366	40,631	27,566	288,386	(288,386)	—
Total	3,995,803	588,116	124,396	313,561	306,790	5,328,668	(288,386)	5,040,282
Ordinary expenses	3,654,206	580,126	43,403	285,593	201,401	4,764,732	(270,147)	4,494,585
Ordinary profits	341,596	7,989	80,992	27,967	105,388	563,935	(18,238)	545,697
Assets	173,814,621	21,848,582	4,422,229	18,387,483	12,132,547	230,605,463	(26,498,524)	204,106,939

Notes:

1.	The above geographic segments have been determined considering various factors, including geographic proximity, similarity in economic activities involved and relevance in terms of business operations. “Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of operations of companies in non-banking industries.
2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe / Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia / Oceania” primarily includes Hong Kong, Singapore and China.

Mitsubishi UFJ Financial Group, Inc.

3.	Ordinary income from overseas operations

For the fiscal year ended March 31, 2010

(in millions of yen)
Ordinary income from overseas operations	1,123,060
Consolidated ordinary income	5,040,282
Share of ordinary income from overseas operations	22.2%

Notes:

1.	“Ordinary income from overseas operations” corresponds to “Net sales from overseas operations” on the statement of operations of companies in non-banking industries.
2.	“Ordinary income from overseas operations” consists of income from operations of the overseas branches of MUFG’s domestic consolidated banking subsidiaries and trust banking subsidiaries, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions). Geographic segment information regarding ordinary income from overseas is not available.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2009		For the fiscal year ended March 31, 2010
Total net assets per common share	¥528.66	Total net assets per common share	¥612.05
Net loss per common share	¥ 25.04	Net income per common share	¥29.56
Diluted net income per common share	—	Diluted net income per common share	¥29.54

1.	Basis for computing net income per common share and diluted net income per common share

		For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Net income per common share
Net income (loss)	million yen	(256,952)	388,734
Amounts not attributable to common shareholders	million yen	14,028	24,206
Total dividends on preferred stock	million yen	14,028	24,206
Net income (loss) attributable to common shares	million yen	(270,980)	364,528
Average number of common shares outstanding for the fiscal period	thousand shares	10,819,817	12,329,080
Diluted net income per common share
Adjustments in net income	million yen	—	(44)
Total dividends on preferred stock	million yen	—	0
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	—	(44)
Common share equivalent	thousand shares	—	8,644
Preferred shares	thousand shares	—	1
Subscription rights to shares	thousand shares	—	8,643

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Convertible securities not diluting earnings per common share

Preferred stock class 11

(1 thousand shares outstanding)

Subscription rights to shares of MUFG:

2 types: Please refer to “Stock Options” for these outlines.

Subscription rights to shares of subsidiaries:

kabu.com Securities Co., Ltd.

1 type: 1,067 units

MU Hands-on Capital Ltd.

2 types: 620 units

Palace Capital Partners A Co., Ltd.

Since January 1, 2009, it is out of scope of consolidation and its information of subscription rights is no more stated. Since the same date, the company name is FOODSNET Corporation.

Subscription rights to shares of affiliates:

Kin Eng Securities (Thailand) Public Company Limited

1 type: 5,457,200 units

Subscription rights to shares of subsidiaries: kabu.com Securities Co., Ltd. 1 type: 1,050 units MU Hands-on Capital Ltd. 2 types: 620 units

2.	Diluted net income per common share is not presented because of net loss in the consolidated statements of income for the fiscal year ended March 31, 2009.

3.	Basis for computing total net assets per common share

		For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Total net assets	million yen	8,570,641	11,299,459
Amounts not attributable to common shareholders	million yen	2,417,362	2,645,901
Preferred stock	million yen	640,001	640,001
Total dividends on preferred stock	million yen	10,337	12,236
Subscription rights to shares	million yen	4,650	6,451
Minority interests	million yen	1,762,372	1,987,213
Net assets attributable to common shareholders	million yen	6,153,279	8,653,557
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	11,639,199	14,138,632

Mitsubishi UFJ Financial Group, Inc.

(Material subsequent events)

(Acquisition and cancellation of preferred shares)

On February 3, 2010, as part of its capital management strategies, MUFG resolved, at a meeting of the Board of Directors, to acquire all of the First Series of Class 3 Preferred Shares issued by MUFG in accordance with the provisions of Article 18, Paragraph 2 of the Articles of Incorporation of MUFG and to cancel all the acquired shares in accordance with the provisions of Article 178 of the Company Law, effective April 1, 2010, subject to the aforementioned acquisition.

Pursuant to the above resolution, MUFG acquired and cancelled all of the First Series of Class 3 Preferred Shares on April 1, 2010.

Manner in which Shares Were Acquired	Pursuant to the provisions of the Articles of Incorporation relating to the acquisition of First Series of Class 3 Preferred Shares

Class of Shares Acquired and Cancelled	First Series of Class 3 Preferred Shares

Aggregate Number of Shares Acquired and Cancelled	100,000,000 shares

Aggregate Amount of Acquisition/Cancellation Price	¥250,000,000,000 (¥2,500 per share)

Manner in which Shares Were Cancelled	Elimination of the amount from capital surplus

(Integration of securities companies in Japan of MUFG and Morgan Stanley)

After MUFG’s investment in Morgan Stanley on October 13, 2008, MUFG and Morgan Stanley discussed specific implementation of the global strategic alliance between the two parties. In order to maximize the benefit of integration that utilizes, among other things, the networks and client bases of MUFG and Morgan Stanley, MUFG and Morgan Stanley entered into on March 30, 2010 definitive agreements regarding the integration of the Japanese businesses of Mitsubishi UFJ Securities Co., Ltd. (which company was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd” on April 1, 2010) (“Former MUS” or “MUSHD”) and the businesses of Morgan Stanley Japan Securities Co., Ltd. (“MSJS”). Based on such agreements, two securities companies jointly owned by MUFG and Morgan Stanley, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”), were established on May 1, 2010, as described below.

(1)	Summary of the event

(A)	Securities companies established by the integration

a.	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

The Japanese businesses of Former MUS and the investment banking business of MSJS were integrated and became Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. As of May 1, 2010, the investment banking business of MSJS was succeeded by MUMSS through an absorption-type company split.

Company Name:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Address:	5-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan
Shareholders:	MUSHD (100% owned by MUFG) (voting and economic interests: 60%)
Morgan Stanley Japan Holdings Co., Ltd. (100% owned by Morgan Stanley, “MSJHD”) (voting and economic interests: 40%)

b.	Morgan Stanley MUFG Securities Co., Ltd.

MSJS’ sales & trading business and capital markets business (equity and debt underwriting), other than the investment banking business, became Morgan Stanley MUFG Securities Co., Ltd., a joint venture with MUFG.

Company Name:	Morgan Stanley MUFG Securities Co., Ltd.
Address:	20-3, Ebisu 4-chome, Shibuya-ku, Tokyo, Japan
Shareholders:	MSJHD (voting interest: 51%) MUSHD (voting interest: 49%)

The economic interests are allocated 60:40 between MUSHD and MSJHD.

Mitsubishi UFJ Financial Group, Inc.

(B)	Steps taken toward the integration

Dec. 1, 2009	Incorporation of “MUS Spin-off Preparation Co., Ltd.” (100% owned by Former MUS)

Apr. 1, 2010

Absorption-type company split by Former MUS to shift to an intermediary holding company structure:

•   Change of the company name of Former MUS to “Mitsubishi UFJ Securities Holdings Co., Ltd.”

•   Change of the company name of MUS Spin-off Preparation Co., Ltd. to “Mitsubishi UFJ Securities Co., Ltd.” (“MUS”)

May 1, 2010

Establishment of two joint venture securities companies owned by MUFG and MS:

•   Change of the company name of MUS to “Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.”

•   Transfer the investment banking business of MSJS to MUMSS through an absorption-type company split

•   Change of the company name of MSJS to “Morgan Stanley MUFG Securities Co., Ltd.”

(The first business day after the establishment of MUMSS and MSMS was May 6, 2010)

(C)	Summary of integration structure

a.	MUSHD and MSJHD, while directly holding shares representing controlling voting interests in MUMSS and MSMS, respectively (with MUSHD holding a 60% voting interest in MUMSS and MSJHD holding a 51% voting interest in MSMS), contributed to MM Partnership, a partnership formed under the Civil Code of Japan, all other shares issued by MUMSS and MSMS. The economic interests in MUMSS and MSMS are allocated 60:40 between MUSHD and MSJHD as a result of their acquisitions of a 60% interest and a 40% interest in the MM Partnership, respectively. MM Partnership was formed for the purpose of allocating the economic interests.

b.	Pursuant to an agreement in the partnership agreement regarding exercise of the voting rights attached to the MUMSS and MSMS shares held by MM Partnership, MUSHD acquired in effect 49% of the voting rights with respect to MSMS in addition to the rights to receive 60% of dividends distributed by MUMSS and MSMS, and MSJHD acquired in effect 40% of the voting rights with respect to MUMSS in addition to the rights to receive 40% of dividends to be distributed by MUMSS and MSMS.

c.	As of May 1, 2010, the investment banking business of MSJS was succeeded by MUMSS through an absorption-type company split.

Mitsubishi UFJ Financial Group, Inc.

Overview of MM Partnership

Name	MM Partnership

Legal Basis	Civil Code of Japan

Location	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan

Business Description	Holding of MUMSS and MSMS shares

Effective Date of Partnership Agreement	May 1, 2010

Partnership Interests	MUSHD 60% MSJHD 40%

Relationship Between MUFG and MM Partnership

	Capital Relationship	MUFG indirectly holds through MUSHD a 60% interest in MM Partnership. MM Partnership is a subsidiary of MUFG.
	Personnel Relationship	No personnel matters to note.
	Transaction Relationship	No transactions to note.

(D) Overview of the two securities companies that were established

Company Name	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Morgan Stanley MUFG Securities Co., Ltd.

Representative	President & CEO Fumiyuki Akikusa	President & CEO Jonathan B. Kindred

Address	5-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan	20-3, Ebisu 4-chome, Shibuya-ku, Tokyo, Japan

Commencement of Operations of Original Business	March 4, 1948	March 6, 1984

Principal Business	Financial instruments business	Financial instruments business

Capital	¥3.0 billion (as of May 1, 2010)	¥126.1 billion (as of May 1, 2010)

Employees	Approximately 6,880 (as of May 1, 2010)	Approximately 810 (as of May 1, 2010)

Fiscal year end	March 31	March 31

(2)	This footnote does not contain information regarding undetermined matters.

Mitsubishi UFJ Financial Group, Inc.

(Additional information)

(Issuance of new shares under the resale spread method)

MUFG completed an offering of shares of its common stock through the issuance and sale of new shares (2,337,000 thousand shares), the payment for which was made by the underwriters on December 21, 2009, using the “resale spread method” in which the underwriters purchased the shares at the purchase price (¥412.53 per share) and resold to investors at the offering price (¥428 per share).

Using the resale spread method, ¥36,153 million which is the difference between the offering price and the purchase price, was the actual underwriting compensation. In comparison to an offering structure in which the shares are offered to investors at the same price as the purchase price paid by the underwriters, the resale spread method effectively reduces “Non-operating expenses” and the sum of “Capital stock” and “Capital surplus”, respectively, by ¥26,440 million, and increases “Ordinary profits” and “Income before income taxes”, respectively, by the same amount.

The actual underwriting fees paid to consolidated subsidiaries (in the aggregate amount of ¥9,712 million) were eliminated from “Fees and commissions” and reported in “Capital surplus” on our consolidated financial statements.

(Other Notes)

There is no material information to report with regards to leasing transactions, transactions with related parties, tax effect accounting and derivative transactions.

Mitsubishi UFJ Financial Group, Inc.

5. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Assets:
Current assets:
Cash and due from banks	33,602	16,490
Securities	—	70,000
Prepaid expenses	643	520
Deferred tax assets	26,379	15,756
Accrued income	23,469	20,019
Accounts receivable	52,191	44,922
Other	4	2

Total current assets	136,291	167,712

Fixed assets:
Tangible fixed assets:
Buildings	21	14
Equipment and furniture	185	173
Lease assets	48	73

Total tangible fixed assets	255	261

Intangible fixed assets:
Trademarks	39	32
Software	1,025	1,828
Lease assets	—	111
Other	2	2

Total intangible fixed assets	1,066	1,974

Investments and other assets:
Investment securities	886,634	906,980
Investments in subsidiaries and affiliates	8,806,543	10,104,826
Other	221	324
Allowance for losses on investments	(1,733)	(1,733)

Total investments and other assets	9,691,665	11,010,397

Total fixed assets	9,692,987	11,012,633

Total assets	9,829,278	11,180,345

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Liabilities:
Current liabilities:
Short-term borrowings	1,032,670	1,129,452
Current portion of bonds payable	100,000	230,000
Current portion of long-term borrowings	12,800	257,252
Lease liabilities	11	46
Accounts payable	1,372	2,439
Accrued expenses	21,790	5,819
Income taxes payable	400	544
Deposits received	283	242
Reserve for bonuses	299	318
Reserve for bonuses to directors	—	77
Other	—	0

Total current liabilities	1,169,628	1,626,193

Fixed liabilities:
Bonds payable	230,000	380,500
Long-term borrowings from subsidiaries and affiliates	707,573	450,245
Lease liabilities	39	149
Long-term accounts payable	336	208
Deferred tax liabilities	4,393	11,297

Total fixed liabilities	942,342	842,401

Total liabilities	2,111,971	2,468,594

Net assets:
Shareholders’ equity:
Capital stock	1,620,896	2,136,582
Capital surplus:
Capital reserve	1,620,914	2,136,600
Other capital surplus	2,109,970	2,109,941

Total capital surplus	3,730,884	4,246,541

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,211,855	2,162,138

Total retained earnings	2,361,855	2,312,138

Treasury stock	(979)	(217)

Total shareholders’ equity	7,712,656	8,695,044

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	—	10,254

Total valuation and translation adjustments	—	10,254

Subscription rights to shares	4,650	6,450

Total net assets	7,717,307	8,711,750

Total liabilities and net assets	9,829,278	11,180,345

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Operating income:
Dividends	284,343	273,302
Management fees from subsidiaries and affiliates	16,985	17,522

Total operating income	301,328	290,824

Operating expenses:
General and administrative expenses	16,221	16,517

Total operating expenses	16,221	16,517

Operating profits	285,107	274,306

Non-operating income:
Interest on deposits	0	0
Interest on securities	304	7
Dividends	—	7,589
Foreign exchange gains	1,220	—
Gains on sales of investment securities	—	5,851
Interest on loans	347	—
Interest on tax refunds	42	19
Commissions on odd lot shares negotiated	1	2
Fees for software leases	30	29
Other	58	44

Total non-operating income	2,005	13,544

Non-operating expenses:
Interest on borrowings	34,436	31,478
Interest on bonds payable	3,694	13,134
Amortization on bonds issuance costs	—	36
Amortization on stock issuance costs	2,639	5,034
Expenses on fund-raising	2,017	2,174
Foreign exchange Losses	—	132
Other	12	12

Total non-operating expenses	42,801	52,002

Ordinary profits	244,311	235,848

Extraordinary gains:
Gains on sales of investments in subsidiaries and affiliates	31,134	563
Reversal of allowance for losses on investments	1,353	—

Total extraordinary gains	32,487	563

Extraordinary losses:
Losses on sales of fixed assets	—	8
Losses on impairment of fixed assets	0	0
Losses on retirement of fixed assets	2	15
Losses on write-down of investments in subsidiaries and affiliates	—	117,733
Losses on sales of investments in subsidiaries and affiliates	711	—

Total extraordinary losses	714	117,757

Income before income taxes	276,084	118,653

Income taxes-current	2,214	8,070
Income taxes-deferred	(26,118)	10,494

Total taxes	(23,903)	18,565

Net income	299,988	100,088

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,620,896
Changes during the period
Issuance of new shares	237,844	515,662
Issuance of new shares-exercise of subscription rights to shares	—	23

Total changes during the period	237,844	515,686

Balance at the end of the period	1,620,896	2,136,582

Capital surplus
Capital reserve
Balance at the end of the previous period	1,383,070	1,620,914
Changes during the period
Issuance of new shares	237,844	515,662
Issuance of new shares-exercise of subscription rights to shares	—	23

Total changes during the period	237,844	515,686

Balance at the end of the period	1,620,914	2,136,600

Other capital surplus
Balance at the end of the previous period	2,497,841	2,109,970
Changes during the period
Disposition of treasury stock	(310)	(29)
Increase by share exchange	(387,560)	—

Total changes during the period	(387,871)	(29)

Balance at the end of the period	2,109,970	2,109,941

Retained earnings
Other retained earnings
Other reserve
Balance at the end of the previous period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the end of the previous period	2,065,219	2,211,855
Changes during the period
Dividends from retained earnings	(153,353)	(149,804)
Net income	299,988	100,088

Total changes during the period	146,635	(49,716)

Balance at the end of the period	2,211,855	2,162,138

Treasury stock
Balance at the end of the previous period	(724,571)	(979)
Changes during the period
Repurchase of treasury stock	(239,579)	(245)
Disposition of treasury stock	963,170	1,007

Total changes during the period	723,591	762

Balance at the end of the period	(979)	(217)

Total shareholders’ equity
Balance at the end of the previous period	6,754,613	7,712,656
Changes during the period
Issuance of new shares	475,688	1,031,325
Issuance of new shares-exercise of subscription rights to shares	—	47
Dividends from retained earnings	(153,353)	(149,804)
Net income	299,988	100,088
Repurchase of treasury stock	(239,579)	(245)
Disposition of treasury stock	962,859	978
Increase by share exchange	(387,560)	—

Total changes during the period	958,043	982,387

Balance at the end of the period	7,712,656	8,695,044

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	—	—
Changes during the period
Net changes of items other than shareholders’ equity	—	10,254

Total changes during the period	—	10,254

Balance at the end of the period	—	10,254

Subscription rights to shares
Balance at the end of the previous period	2,408	4,650
Changes during the period
Net changes of items other than shareholders’ equity	2,242	1,800

Total changes during the period	2,242	1,800

Balance at the end of the period	4,650	6,450

Total net assets
Balance at the end of the previous period	6,757,021	7,717,307
Changes during the period
Issuance of new shares	475,688	1,031,325
Issuance of new shares-exercise of subscription rights to shares	—	47
Dividends from retained earnings	(153,353)	(149,804)
Net income	299,988	100,088
Repurchase of treasury stock	(239,579)	(245)
Disposition of treasury stock	962,859	978
Increase by share exchange	(387,560)	—
Net changes of items other than shareholders’ equity	2,242	12,055

Total changes during the period	960,286	994,443

Balance at the end of the period	7,717,307	8,711,750

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” posted on May 18, 2010 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2010

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ] [ BTMU Non-consolidated ] [ MUTB Consolidated ] [ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	18

9. Progress in Disposition of Problem Assets	[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5 [ BTMU and MUSP Combined ] [ MUTB Non-consolidated including Trust Accounts ]	22

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.
(*5)	“MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	3,600,424	3,272,895	327,528
Gross profits before credit costs for trust accounts	3,600,424	3,272,904	327,519
Net interest income	2,177,199	1,975,902	201,296
Trust fees	103,872	119,474	(15,602)
Credit costs for trust accounts (1)	—	(9)	9
Net fees and commissions	989,806	970,077	19,729
Net trading profits	259,770	253,056	6,713
Net other business profits	69,775	(45,615)	115,391
Net gains (losses) on debt securities	49,879	80,938	(31,059)
General and administrative expenses	2,084,882	2,083,753	1,128
Amortization of goodwill	32,868	24,618	8,249
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,548,411	1,213,769	334,641
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,515,542	1,189,150	326,391
Provision for general allowance for credit losses (2)	(66,766)	40,342	(107,109)
Net business profits*	1,448,776	1,229,484	219,291
Net non-recurring gains (losses)	(903,079)	(1,146,677)	243,598
Credit costs (3)	(758,455)	(648,791)	(109,663)
Losses on loan write-offs	(439,113)	(411,276)	(27,836)
Provision for specific allowance for credit losses	(294,750)	(226,027)	(68,722)
Other credit costs	(24,592)	(11,487)	(13,104)
Net gains (losses) on equity securities	32,489	(408,780)	441,269
Gains on sales of equity securities	179,331	106,275	73,055
Losses on sales of equity securities	(86,309)	(35,472)	(50,836)
Losses on write-down of equity securities	(60,532)	(479,583)	419,050
Profits (losses) from investments in affiliates	2,614	(38)	2,652
Other non-recurring gains (losses)	(179,727)	(89,066)	(90,660)

Ordinary profits	545,697	82,807	462,889

Net extraordinary gains (losses)	51,035	32,253	18,781
Gains on loans written-off (4)	65,048	38,267	26,781
Losses on impairment of fixed assets	(17,813)	(15,842)	(1,970)
Amortization of goodwill	(27,918)	—	(27,918)
Income before income taxes and others	596,732	115,061	481,671
Income taxes-current	101,063	85,808	15,255
Refund of income taxes	(19,099)	—	(19,099)
Income taxes-deferred	68,995	216,131	(147,135)
Total taxes	150,959	301,939	(150,979)
Minority interests	57,038	70,073	(13,035)

Net income	388,734	(256,952)	645,686

Note:

*         Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)	(825,221)	(608,458)	(216,763)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(760,172)	(570,190)	(189,982)

Number of consolidated subsidiaries	236	256	(20)
Number of affiliated companies accounted for under the equity method	63	59	4

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	2,180,353	2,127,802	52,551
Gross profits before credit costs for trust accounts	2,180,353	2,127,811	52,542
Net interest income	1,473,200	1,481,508	(8,307)
Trust fees	79,700	91,796	(12,095)
Credit costs for trust accounts (1)	—	(9)	9
Net fees and commissions	470,535	472,184	(1,648)
Net trading profits	124,053	134,411	(10,358)
Net other business profits	32,863	(52,098)	84,961
Net gains (losses) on debt securities	38,436	85,936	(47,499)
General and administrative expenses	1,206,917	1,285,444	(78,527)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	973,436	842,366	131,069
Provision for general allowance for credit losses (2)	44,232	17,230	27,001
Net business profits	1,017,669	859,588	158,080
Net non-recurring gains (losses)	(556,612)	(1,008,169)	451,557
Credit costs (3)	(448,646)	(447,913)	(733)
Losses on loan write-offs	(221,801)	(357,338)	135,536
Provision for specific allowance for credit losses	(212,208)	(81,094)	(131,114)
Other credit costs	(14,636)	(9,481)	(5,155)
Net gains (losses) on equity securities	13,078	(516,222)	529,301
Gains on sales of equity securities	144,115	83,551	60,564
Losses on sales of equity securities	(86,328)	(33,290)	(53,038)
Losses on write-down of equity securities	(44,708)	(566,483)	521,775
Other non-recurring gains (losses)	(121,044)	(44,033)	(77,010)

Ordinary profits	461,056	(148,581)	609,638

Net extraordinary gains (losses)	51,055	41,574	9,481
Gains on loans written-off (4)	42,811	32,249	10,561
Reversal of allowance for credit losses (5)	—	38,964	(38,964)
Reversal of reserve for contingent losses included in credit costs (6)	—	1,607	(1,607)
Losses on impairment of fixed assets	(12,578)	(6,939)	(5,639)
Income before income taxes	512,112	(107,006)	619,119
Income taxes-current	43,194	33,901	9,292
Refund of income taxes	(8,712)	—	(8,712)
Income taxes-deferred	67,713	208,590	(140,876)
Total taxes	102,195	242,491	(140,295)

Net income	409,917	(349,497)	759,415

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(404,414)	(390,119)	(14,294)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(361,602)	(357,869)	(3,732)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	2,405,145	2,391,617	13,528
Net interest income	1,646,065	1,700,287	(54,222)
Trust fees	12,433	15,043	(2,609)
Net fees and commissions	533,893	582,420	(48,526)
Net trading profits	117,950	138,926	(20,976)
Net other business profits	94,803	(45,060)	139,864
Net gains (losses) on debt securities	71,038	61,157	9,881
General and administrative expenses	1,305,868	1,427,112	(121,243)
Amortization of goodwill	15,878	9,103	6,775
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,115,155	973,608	141,547
Net business profits before provision for general allowance for credit losses	1,099,277	964,505	134,772
Provision for general allowance for credit losses (1)	(80,125)	(44,153)	(35,971)
Net business profits*	1,019,151	920,351	98,800
Net non-recurring gains (losses)	(560,865)	(1,024,170)	463,304
Credit costs (2)	(477,626)	(531,758)	54,132
Losses on loan write-offs	(263,483)	(363,148)	99,664
Provision for specific allowance for credit losses	(191,667)	(154,193)	(37,473)
Other credit costs	(22,475)	(14,416)	(8,058)
Net gains (losses) on equity securities	(1,049)	(442,230)	441,180
Gains on sales of equity securities	131,103	86,635	44,467
Losses on sales of equity securities	(86,673)	(32,514)	(54,159)
Losses on write-down of equity securities	(45,479)	(496,351)	450,872
Profits (losses) from investments in affiliates	(1,709)	(3,672)	1,963
Other non-recurring gains (losses)	(80,481)	(46,509)	(33,971)

Ordinary profits	458,286	(103,819)	562,105

Net extraordinary gains (losses)	97,828	132,639	(34,810)
Gains on loans written-off (3)	51,345	33,147	18,198
Losses on impairment of fixed assets	(9,685)	(4,472)	(5,212)
Net gains (losses) on disposition of fixed assets	(11,598)	(16,311)	4,712
Reversal of allowance for losses on investments	34,027	—	34,027
Gains on sales of equity securities of subsidiaries	13,361	1,632	11,729
Transfer gains on divestiture of businesses	10,843	—	10,843
Gains on change in subsidiary’s equity	10,516	—	10,516
Income before income taxes and others	556,114	28,820	527,294
Income taxes-current	70,466	63,086	7,380
Refund of income taxes	(18,156)	—	(18,156)
Income taxes-deferred	79,487	111,243	(31,755)
Total taxes	131,797	174,329	(42,531)
Minority interests	61,430	68,453	(7,023)

Net income	362,886	(213,962)	576,849

Note:

*        Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)	(557,751)	(575,912)	18,160
Total credit costs + Gains on loans written-off (1)+(2)+(3)	(506,406)	(542,765)	36,358

Number of consolidated subsidiaries	140	155	(15)
Number of affiliated companies accounted for under the equity method	45	47	(2)

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	1,875,670	1,801,446	74,224
Domestic gross profits	1,259,574	1,373,510	(113,935)
Net interest income	940,846	1,043,808	(102,962)
Net fees and commissions	249,645	258,108	(8,462)
Net trading profits	10,520	33,672	(23,151)
Net other business profits	58,562	37,921	20,641
Net gains (losses) on debt securities	55,136	51,506	3,629
Non-domestic gross profits	616,095	427,935	188,160
Net interest income	367,305	299,049	68,256
Net fees and commissions	142,079	126,713	15,365
Net trading profits	100,122	94,088	6,034
Net other business profits	6,587	(91,915)	98,503
Net gains (losses) on debt securities	11,938	12,912	(974)
General and administrative expenses	1,012,487	1,090,618	(78,130)
Personnel expenses	372,218	371,862	355
Non-personnel expenses	587,767	653,978	(66,211)
Taxes	52,501	64,776	(12,275)
Net business profits before provision for general allowance for credit losses	863,183	710,828	152,355
Provision for general allowance for credit losses (1)	42,290	17,230	25,059
Net business profits	905,473	728,058	177,414
Net non-recurring gains (losses)	(497,647)	(927,498)	429,851
Credit costs (2)	(420,921)	(441,270)	20,348
Losses on loan write-offs	(219,700)	(350,765)	131,065
Provision for specific allowance for credit losses	(189,000)	(81,094)	(107,906)
Other credit costs	(12,220)	(9,410)	(2,810)
Net gains (losses) on equity securities	13,437	(448,792)	462,229
Gains on sales of equity securities	130,842	78,604	52,238
Losses on sales of equity securities	(83,143)	(29,197)	(53,946)
Losses on write-down of equity securities	(34,261)	(498,200)	463,938
Other non-recurring gains (losses)	(90,162)	(37,435)	(52,726)

Ordinary profits	407,826	(199,439)	607,266

Net extraordinary gains (losses)	52,281	4,276	48,005
Gains on loans written-off (3)	40,783	30,639	10,144
Losses on impairment of fixed assets	(9,646)	(3,961)	(5,684)
Net gains (losses) on disposition of fixed assets	(11,490)	(15,965)	4,474
Reversal of allowance for losses on investments	34,027	23	34,004
Income before income taxes	460,108	(195,163)	655,271
Income taxes-current	42,031	32,838	9,193
Refund of income taxes	(8,712)	—	(8,712)
Income taxes-deferred	84,121	138,389	(54,268)
Total taxes	117,440	171,228	(53,787)

Net income	342,667	(366,392)	709,059

(Reference)
Total credit costs (1)+(2)	(378,631)	(424,039)	45,408
Total credit costs + Gains on loans written-off (1)+(2)+(3)	(337,847)	(393,400)	55,552

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	354,325	379,704	(25,378)
Gross profits before credit costs for trust accounts	354,325	379,713	(25,387)
Trust fees	91,693	104,434	(12,741)
Trust fees before credit costs for trust accounts	91,693	104,443	(12,750)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	7,499	8,897	(1,398)
Other trust fees	84,194	95,546	(11,351)
Credit costs for trust accounts (1)	—	(9)	9
Net interest income	162,199	140,779	21,420
Net fees and commissions	110,015	120,493	(10,478)
Net trading profits	22,520	12,375	10,145
Net other business profits	(32,103)	1,621	(33,725)
Net gains (losses) on debt securities	(28,637)	21,517	(50,155)
General and administrative expenses	239,779	241,684	(1,904)
Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	114,545	138,028	(23,483)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	114,545	138,028	(23,483)
Provision for general allowance for credit losses (2)	1,884	—	1,884
Net business profits*	116,430	138,019	(21,589)
Net non-recurring gains (losses)	(56,555)	(79,111)	22,556
Credit costs (3)	(28,167)	(6,913)	(21,254)
Losses on loan write-offs	(2,373)	(6,845)	4,472
Provision for specific allowance for credit losses	(23,340)	—	(23,340)
Other credit costs	(2,454)	(67)	(2,386)
Net gains (losses) on equity securities	(54)	(63,807)	63,753
Gains on sales of equity securities	13,573	4,893	8,679
Losses on sales of equity securities	(3,180)	(4,093)	912
Losses on write-down of equity securities	(10,447)	(64,608)	54,161
Profits (losses) from investments in affiliates	3,415	(988)	4,404
Other non-recurring gains (losses)	(31,749)	(7,402)	(24,346)

Ordinary profits	59,874	58,907	966

Net extraordinary gains (losses)	(1,503)	36,867	(38,370)
Gains on loans written-off (4)	1,888	1,698	189
Reversal of allowance for credit losses (5)	—	38,630	(38,630)
Reversal of reserve for contingent losses included in credit costs (6)	—	1,607	(1,607)
Losses on impairment of fixed assets	(3,035)	(3,058)	23
Income before income taxes and others	58,370	95,774	(37,403)
Income taxes-current	4,248	4,428	(180)
Income taxes-deferred	(16,635)	69,892	(86,528)
Total taxes	(12,387)	74,320	(86,708)
Minority interests	4,432	2,350	2,081

Net income	66,325	19,102	47,222

Note:

*        Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(26,283)	33,315	(59,598)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(24,394)	35,014	(59,408)

Number of consolidated subsidiaries	25	26	(1)
Number of affiliated companies accounted for under the equity method	12	8	4

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2010 (A)	March 31, 2009 (B)
Gross profits	304,683	326,355	(21,672)
Gross profits before credit costs for trust accounts	304,683	326,365	(21,681)
Domestic gross profits	265,546	301,383	(35,837)
Trust fees	79,700	91,796	(12,095)
Trust fees before credit costs for trust accounts	79,700	91,805	(12,104)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	7,499	8,897	(1,398)
Other trust fees	72,201	82,908	(10,706)
Credit costs for trust accounts (1)	—	(9)	9
Net interest income	102,446	118,089	(15,643)
Net fees and commissions	79,226	88,554	(9,327)
Net trading profits	30,100	12,959	17,140
Net other business profits	(25,927)	(10,016)	(15,911)
Net gains (losses) on debt securities	(23,287)	(2,148)	(21,139)
Non-domestic gross profits	39,137	24,972	14,164
Net interest income	62,602	20,560	42,041
Net fees and commissions	(415)	(1,191)	776
Net trading profits	(16,690)	(6,308)	(10,381)
Net other business profits	(6,359)	11,912	(18,271)
Net gains (losses) on debt securities	(5,350)	23,665	(29,015)
General and administrative expenses	194,429	194,826	(396)
Personnel expenses	67,438	60,757	6,681
Non-personnel expenses	118,247	123,749	(5,501)
Taxes	8,742	10,320	(1,577)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	110,253	131,538	(21,285)
Provision for general allowance for credit losses (2)	1,941	—	1,941
Net business profits	112,195	131,529	(19,334)
Net non-recurring gains (losses)	(58,964)	(80,670)	21,705
Credit costs (3)	(27,725)	(6,643)	(21,081)
Losses on loan write-offs	(2,101)	(6,572)	4,470
Provision for specific allowance for credit losses	(23,207)	—	(23,207)
Other credit costs	(2,416)	(71)	(2,345)
Net gains (losses) on equity securities	(358)	(67,429)	67,071
Gains on sales of equity securities	13,273	4,946	8,326
Losses on sales of equity securities	(3,184)	(4,093)	908
Losses on write-down of equity securities	(10,447)	(68,283)	57,836
Other non-recurring gains (losses)	(30,881)	(6,597)	(24,283)

Ordinary profits	53,230	50,858	2,371

Net extraordinary gains (losses)	(1,226)	37,298	(38,524)
Gains on loans written-off (4)	2,028	1,610	417
Reversal of allowance for credit losses (5)	—	38,964	(38,964)
Reversal of reserve for contingent losses included in credit costs (6)	—	1,607	(1,607)
Losses on impairment of fixed assets	(2,932)	(2,977)	45
Income before income taxes	52,004	88,157	(36,152)
Income taxes-current	1,162	1,062	99
Income taxes-deferred	(16,407)	70,200	(86,607)
Total taxes	(15,245)	71,262	(86,507)

Net income	67,250	16,894	50,355

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(25,783)	33,919	(59,702)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(23,754)	35,530	(59,285)

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Total average interest rate on interest-earning assets (a)	1.42	(0.55)	1.98
Average interest rate on loans and bills discounted (b)	1.63	(0.52)	2.15
Average interest rate on securities	0.89	(0.45)	1.35
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.18	(0.55)	1.74
Average interest rate on deposits and NCD (d)	0.21	(0.28)	0.50
Average interest rate on other liabilities	1.69	(0.65)	2.34
Overall interest rate spread (a)-(c)	0.23	0.00	0.23
Interest rate spread (b)-(d)	1.41	(0.23)	1.65

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.15	(0.24)	1.39
Average interest rate on loans and bills discounted (f)	1.56	(0.22)	1.78
Average interest rate on securities	0.66	(0.29)	0.96
Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	0.96	(0.23)	1.20
Average interest rate on deposits and NCD (h)	0.15	(0.10)	0.25
Average interest rate on other liabilities	0.57	(0.38)	0.95
Overall interest rate spread (e)-(g)	0.18	(0.00)	0.19
Interest rate spread (f)-(h)	1.40	(0.11)	1.52

MUTB Non-consolidated
	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Total average interest rate on interest-earning assets (a)	1.26	(0.31)	1.58
Average interest rate on loans and bills discounted (b)	1.28	(0.28)	1.57
Average interest rate on securities	1.23	(0.45)	1.68
Total average interest rate on interest-bearing liabilities (c)	0.46	(0.38)	0.84
Average interest rate on deposits and NCD (d)	0.46	(0.22)	0.68
Overall interest rate spread (a)-(c)	0.80	0.06	0.73
Interest rate spread (b)-(d)	0.82	(0.05)	0.88

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.05	(0.22)	1.28
Average interest rate on loans and bills discounted (f)	1.29	(0.18)	1.48
Average interest rate on securities	0.81	(0.34)	1.15
Total average interest rate on interest-bearing liabilities (g)	0.46	(0.10)	0.56
Average interest rate on deposits and NCD (h)	0.46	(0.11)	0.57
Overall interest rate spread (e)-(g)	0.59	(0.12)	0.72
Interest rate spread (f)-(h)	0.83	(0.07)	0.91

BTMU and MUTB combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Average interest rate on loans and bills discounted (a)	1.52	(0.22)	1.74
Average interest rate on deposits and NCD (b)	0.19	(0.10)	0.30
Interest rate spread (a)-(b)	1.32	(0.11)	1.44

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	9,418.1	5,628.2	834.5	15,881.0
Receive-floater/pay-fix	1,338.8	1,491.1	836.6	3,666.7
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	5.9	29.1	66.7	101.8

Total	10,762.9	7,168.6	1,737.9	19,669.5

BTMU Consolidated

	(in billions of yen)
	As of March 31, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	7,847.9	4,038.8	854.0	12,740.8
Receive-floater/pay-fix	1,185.0	852.2	592.7	2,630.0
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	9,033.0	4,911.1	1,446.8	15,390.9

MUTB Consolidated

	(in billions of yen)
	As of March 31, 2010
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,684.4	1,687.6	90.5	3,462.5
Receive-floater/pay-fix	100.6	664.9	248.5	1,014.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,785.0	2,352.5	339.0	4,476.7

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	3,417,795	82,784	84,580	1,796	3,250,373	5,835	34,564	28,728
Domestic bonds	1,240,439	20,068	20,068	—	1,537,035	19,012	20,773	1,760
Government bonds	977,342	15,972	15,972	—	1,242,065	15,817	17,571	1,753
Municipal bonds	42,348	585	585	—	51,961	751	751	0
Corporate bonds	220,748	3,511	3,511	—	243,008	2,443	2,450	7
Other	2,177,356	62,715	64,512	1,796	1,713,338	(13,176)	13,790	26,967
Foreign bonds	1,021,985	6,738	8,391	1,653	615,741	(4,130)	3,799	7,929
Other	1,155,370	55,977	56,120	142	1,097,596	(9,046)	9,991	19,037

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	60,406,360	812,706	1,398,942	586,235	41,595,222	(917,772)	669,804	1,587,576
Domestic equity securities	4,277,363	681,771	983,817	302,045	3,732,578	(179,804)	499,874	679,678
Domestic bonds	43,376,692	117,109	173,933	56,824	25,000,441	(38,553)	50,278	88,832
Government bonds	38,748,045	79,912	113,618	33,706	23,301,184	(27,235)	43,646	70,881
Municipal bonds	280,899	8,080	8,148	67	278,005	3,537	3,717	179
Corporate bonds	4,347,746	29,116	52,166	23,050	1,421,251	(14,856)	2,914	17,770
Other	12,752,305	13,825	241,191	227,365	12,862,201	(699,414)	119,651	819,066
Foreign equity securities	282,573	73,578	73,806	227	107,943	(20,675)	4,216	24,892
Foreign bonds	10,702,586	77,276	132,837	55,560	10,644,629	(29,139)	105,945	135,085
Other	1,767,145	(137,030)	34,547	171,578	2,109,628	(649,598)	9,489	659,088

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	15,907,389	22,522,186	3,650,172	2,537,446	12,457,515	10,828,704	4,420,912	2,090,430
Government bonds	15,284,063	19,825,452	2,852,423	1,763,449	11,941,521	7,709,033	3,471,017	1,421,678
Municipal bonds	22,006	100,844	199,927	469	23,118	110,834	200,021	463
Corporate bonds	601,320	2,595,890	597,821	773,527	492,875	3,008,835	749,873	668,288
Other	2,061,749	5,329,219	2,879,402	3,734,658	920,563	6,232,583	2,652,998	4,428,611
Foreign bonds	1,906,896	5,141,290	2,011,496	2,638,297	755,611	5,951,919	1,691,492	2,645,186
Other	154,852	187,929	867,906	1,096,360	164,952	280,663	961,506	1,783,425
Total	17,969,138	27,851,406	6,529,575	6,272,104	13,378,079	17,061,287	7,073,911	6,519,041

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,289,654	39,123	39,266	142	1,555,839	(6,443)	12,594	19,037
Stocks of subsidiaries and affiliates	155,769	(32,164)	12,463	44,627	191,142	(43,026)	—	43,026

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	49,791,929	517,825	1,017,742	499,917	33,142,134	(729,925)	403,308	1,133,234
Domestic equity securities	3,366,529	385,677	707,125	321,448	2,943,106	(294,947)	282,111	577,059
Domestic bonds	39,374,157	104,353	155,552	51,199	20,900,754	(26,110)	37,994	64,105
Other	7,051,241	27,794	155,063	127,269	9,298,273	(408,867)	83,202	492,069
Foreign equity securities	152,122	54,500	54,501	1	83,828	(17,756)	4,890	22,646
Foreign bonds	5,669,356	45,678	72,991	27,313	7,772,395	18,946	77,707	58,761
Other	1,229,762	(72,384)	27,570	99,954	1,442,049	(410,056)	604	410,661
Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,950,371	20,028,947	3,183,309	2,461,706	10,838,318	7,989,036	3,761,389	1,933,967
Government bonds	13,464,223	17,754,168	2,394,184	1,699,406	10,412,217	5,408,825	2,848,594	1,267,443
Municipal bonds	2,346	77,521	199,524	420	2,149	51,935	197,254	412
Corporate bonds	483,801	2,197,257	589,601	761,879	423,951	2,528,275	715,539	666,111
Other	912,241	1,870,445	1,962,373	2,869,639	622,348	4,300,059	1,495,388	3,859,550
Foreign bonds	775,335	1,789,207	1,280,910	1,795,559	483,031	4,160,378	932,385	2,515,424
Other	136,905	81,238	681,463	1,074,079	139,317	139,680	563,002	1,344,126
Total	14,862,612	21,899,393	5,145,683	5,331,345	11,460,667	12,289,095	5,256,778	5,793,517

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,555,809	22,387	22,688	300	1,160,657	18,031	18,358	326
Stocks of subsidiaries and affiliates	40,375	(2,479)	751	3,231	2,821	—	—	—

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	7,787,226	123,399	272,068	148,668	6,822,570	(227,737)	112,313	340,050
Domestic equity securities	872,173	146,380	208,677	62,296	726,470	(37,061)	79,292	116,354
Domestic bonds	3,620,332	15,974	18,264	2,290	3,556,071	3,332	9,737	6,404
Other	3,294,720	(38,955)	45,126	84,081	2,540,028	(194,008)	23,283	217,291
Foreign equity securities	1,187	322	322	—	21,963	(1,158)	16	1,175
Foreign bonds	2,806,303	26,991	40,257	13,266	2,003,107	(46,080)	15,713	61,794
Other	487,228	(66,269)	4,546	70,815	514,957	(146,769)	7,553	154,322

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2010				As of March 31, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,707,507	2,403,470	377,544	75,740	1,410,150	2,652,702	427,534	87,651
Government bonds	1,599,606	2,037,705	368,921	64,043	1,360,345	2,228,579	400,874	85,424
Municipal bonds	19,659	23,323	403	49	13,938	45,189	2,766	50
Corporate bonds	88,241	342,442	8,220	11,648	35,866	378,933	23,893	2,177
Other	516,659	2,342,441	658,919	134,391	158,893	1,431,021	770,601	149,140
Foreign bonds	499,129	2,226,603	579,952	111,499	140,144	1,327,610	611,685	123,263
Other	17,530	115,838	78,967	22,891	18,748	103,410	158,916	25,877
Total	2,224,167	4,745,912	1,036,464	210,131	1,569,043	4,083,723	1,198,136	236,792

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
ROE*	4.92	8.90	(3.97)

Note:

* ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

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Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2010 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1) Risk-adjusted capital ratio	14.87%	3.09%	11.77%
Tier 1 ratio	10.63%	2.86%	7.76%
(2) Tier 1 capital	10,009.6	2,434.4	7,575.1
(3) Qualified Tier 2 capital	4,449.6	233.4	4,216.1
(4) Deductions from total qualifying capital	467.5	154.6	312.8
(5) Net qualifying capital (2)+(3)-(4)	13,991.7	2,513.3	11,478.4
(6) Risk-adjusted assets	94,081.3	(3,412.1)	97,493.4

BTMU Consolidated

	(in billions of yen)
	As of March 31, 2010 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1) Risk-adjusted capital ratio	15.54%	3.52%	12.02%
Tier 1 ratio	10.84%	3.20%	7.64%
(2) Tier 1 capital	8,349.4	2,221.8	6,127.6
(3) Qualified Tier 2 capital	3,901.3	191.8	3,709.4
(4) Deductions from total qualifying capital	285.7	85.7	200.0
(5) Net qualifying capital (2)+(3)-(4)	11,965.0	2,328.0	9,637.0
(6) Risk-adjusted assets	76,976.5	(3,197.2)	80,173.8

MUTB Consolidated

	(in billions of yen)
	As of March 31, 2010 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1) Risk-adjusted capital ratio	16.02%	3.31%	12.70%
Tier 1 ratio	12.47%	2.29%	10.17%
(2) Tier 1 capital	1,352.0	192.2	1,159.7
(3) Qualified Tier 2 capital	478.8	135.7	343.0
(4) Deductions from total qualifying capital	93.6	38.7	54.9
(5) Net qualifying capital (2)+(3)-(4)	1,737.2	289.2	1,447.9
(6) Risk-adjusted assets	10,841.9	(553.4)	11,395.3

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

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Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2010 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	113,104	0.13%	147,810	0.16%	(34,706)	(0.02)%
Non-accrual delinquent loans	1,212,609	1.42%	950,262	1.03%	262,346	0.39%
Accruing loans contractually past due 3 months or more	29,175	0.03%	25,421	0.02%	3,754	0.00%
Restructured loans	411,137	0.48%	406,292	0.44%	4,845	0.04%
Total risk monitored loans	1,766,026	2.08%	1,529,787	1.66%	236,238	0.41%
Total loans and bills discounted	84,880,603		92,056,820		(7,176,216)

Written-off	981,866		980,079		1,786

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2010 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,337,922	75.75%	1,185,266	77.47%	152,655	(1.72)%
General allowance for credit losses	830,023		838,201		(8,178)
Specific allowance for credit losses	507,086		345,929		161,157
Allowance for credit to specific foreign borrowers	812		1,135		(323)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	1,467,926	1,390,507	77,419
Overseas	298,099	139,280	158,819
Asia	14,466	15,455	(988)
Indonesia	3,526	756	2,770
Thailand	5,772	5,615	156
Hong Kong	618	102	516
Other	4,548	8,981	(4,433)
United States of America	147,316	81,220	66,095
Other	136,316	42,604	93,712

Total	1,766,026	1,529,787	236,238

Classified by Industry

	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic	1,467,926	Domestic	1,390,507
Manufacturing	180,462	Manufacturing	128,786
Construction	48,642	Construction	65,795
Wholesale and retail	151,744	Wholesale and retail	134,930
Finance and insurance	4,448	Finance and insurance	11,290
Real estate, goods rental and leasing	254,630	Real estate	293,969
Services	103,783	Services	127,882
Other industries	186,158	Other industries	124,614
Consumer	538,057	Consumer	503,237
Overseas	298,099	Overseas	139,280
Financial institutions	21,998	Financial institutions	15,146
Commercial and industrial	171,587	Commercial and industrial	108,197
Other	104,512	Other	15,936

Total	1,766,026	Total	1,529,787

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2010 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	89,791	0.12%	118,869	0.16%	(29,078)	(0.03)%
Non-accrual delinquent loans	836,861	1.21%	646,784	0.87%	190,076	0.33%
Accruing loans contractually past due 3 months or more	24,730	0.03%	15,650	0.02%	9,080	0.01%
Restructured loans	265,398	0.38%	262,530	0.35%	2,868	0.02%
Total risk monitored loans	1,216,781	1.76%	1,043,834	1.41%	172,946	0.34%
Total loans and bills discounted	69,106,624		73,786,503		(4,679,879)

Written-off	749,744		727,327		22,417

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2010 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	722,486	59.37%	639,580	61.27%	82,905	(1.89)%
General allowance for credit losses	410,690		452,980		(42,290)
Specific allowance for credit losses	310,984		185,463		125,520
Allowance for credit to specific foreign borrowers	812		1,135		(323)

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	1,048,842	967,445	81,396
Overseas	167,939	76,389	91,550
Asia	7,009	2,752	4,257
Indonesia	2,732	94	2,637
Thailand	1,159	1,671	(511)
Hong Kong	618	102	516
Other	2,498	884	1,614
United States of America	24,816	31,606	(6,790)
Other	136,114	42,031	94,082

Total	1,216,781	1,043,834	172,946

Classified by Industry
	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic	1,048,842	Domestic	967,445
Manufacturing	167,588	Manufacturing	117,716
Construction	46,246	Construction	57,815
Wholesale and retail	148,347	Wholesale and retail	127,539
Finance and insurance	2,319	Finance and insurance	9,005
Real estate, goods rental and leasing	221,742	Real estate	248,395
Services	100,133	Services	120,361
Other industries	160,673	Other industries	119,197
Consumer	201,790	Consumer	167,412
Overseas	167,939	Overseas	76,389
Financial institutions	20,951	Financial institutions	15,146
Commercial and industrial	78,415	Commercial and industrial	61,017
Other	68,572	Other	225

Total	1,216,781	Total	1,043,834

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2010 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	8,352	0.08%	11,746	0.11%	(3,394)	(0.03)%
Non-accrual delinquent loans	64,798	0.63%	48,433	0.46%	16,365	0.16%
Accruing loans contractually past due 3 months or more	486	0.00%	418	0.00%	68	0.00%
Restructured loans	18,203	0.17%	13,459	0.12%	4,744	0.04%
Total risk monitored loans	91,841	0.89%	74,057	0.70%	17,783	0.18%
Total loans and bills discounted	10,257,717		10,472,280		(214,563)

Written-off	30,690		41,624		(10,934)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2010 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	66,448	72.35%	50,376	68.02%	16,072	4.32%
General allowance for credit losses	36,277		38,219		(1,941)
Specific allowance for credit losses	30,170		12,156		18,014
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	91,796	73,925	17,871
Overseas	44	132	(87)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	30	118	(87)
Other	13	13	(0)

Total	91,841	74,057	17,783

Classified by Industry

	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic	91,796	Domestic	73,925
Manufacturing	12,835	Manufacturing	5,755
Construction	2,269	Construction	3,979
Wholesale and retail	3,096	Wholesale and retail	3,720
Finance and insurance	2,094	Finance and insurance	1,927
Real estate, goods rental and leasing	27,786	Real estate	34,850
Services	2,839	Services	3,977
Other industries	25,447	Other industries	4,929
Consumer	15,425	Consumer	14,787
Overseas	44	Overseas	132
Financial institutions	—	Financial institutions	—
Commercial and industrial	44	Commercial and industrial	118
Other	—	Other	13

Total	91,841	Total	74,057

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2010 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	109	0.08%	110	0.07%	(0)	0.00%
Non-accrual delinquent loans	15	0.01%	13	0.00%	1	0.00%
Accruing loans contractually past due 3 months or more	77	0.06%	60	0.04%	16	0.01%
Restructured loans	803	0.64%	1,152	0.82%	(349)	(0.18)%
Total risk monitored loans	1,006	0.80%	1,337	0.95%	(331)	(0.15)%

Total loans and bills discounted	125,147		139,753		(14,606)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	349	777	(428)
Allowance for bad debts	378	419	(40)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic	1,006	Domestic	1,337
Manufacturing	—	Manufacturing	—
Construction	—	Construction	—
Wholesale and retail	—	Wholesale and retail	—
Finance and insurance	—	Finance and insurance	—
Real estate, goods rental and leasing	371	Real estate	557
Services	—	Services	215
Other industries	—	Other industries	—
Consumer	635	Consumer	564

Total	1,006	Total	1,337

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

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Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	194,230	241,061	(46,831)
Doubtful	845,033	656,043	188,990
Special Attention	309,529	292,845	16,683
Non Performing Loans (1)	1,348,793	1,189,950	158,843
Normal	88,269,795	94,019,563	(5,749,768)
Total	89,618,588	95,209,514	(5,590,925)

Non Performing Loans / Total	1.50%	1.24%	0.25%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,059,280	916,267	143,013
Allowance for credit losses	413,408	288,475	124,932
Collateral, guarantees, etc.	645,872	627,791	18,081

Coverage ratio (2) / (1)	78.53%	77.00%	1.53%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	194,230		3,006		191,224			100.00%
	[241,061	]	[8,126	]	[232,934	]		[100.00	%]
Doubtful	845,033		326,960		334,581			78.28%
	[656,043	]	[190,129	]	[316,631	]		[77.24	%]
Special Attention	309,529		83,441		120,066			65.74%
	[292,845	]	[90,219	]	[78,225	]		[57.51	%]
Total	1,348,793		413,408		645,872			78.53%
	[1,189,950	]	[288,475	]	[627,791	]		[77.00	%]

Note: The upper figures are as of March 31, 2010. The lower figures with bracket are as of March 31, 2009.

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	183,009	221,742	(38,732)
Doubtful	782,806	614,186	168,620
Special Attention	290,129	278,180	11,948
Non Performing Loans (1)	1,255,945	1,114,109	141,836
Normal	77,776,487	83,223,170	(5,446,682)
Total	79,032,433	84,337,279	(5,304,846)

Non Performing Loans / Total	1.58%	1.32%	0.26%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	982,459	854,031	128,428
Allowance for credit losses	379,456	273,809	105,646
Collateral, guarantees, etc.	603,003	580,221	22,781

Coverage ratio (2) / (1)	78.22%	76.65%	1.56%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	183,009		2,515		180,494		100.00%		100.00%
	[221,742	]	[7,051	]	[214,691	]	[100.00	%]	[100.00	%]
Doubtful	782,806		297,982		307,113		62.64%		77.29%
	[614,186	]	[179,899	]	[293,263	]	[56.05	%]	[77.03	%]
Special Attention	290,129		78,959		115,394		45.18%		66.98%
	[278,180	]	[86,858	]	[72,266	]	[42.18	%]	[57.20	%]
Total	1,255,945		379,456		603,003		58.11%		78.22%
	[1,114,109	]	[273,809	]	[580,221	]	[51.28	%]	[76.65	%]

Note:  The upper figures are as of March 31, 2010. The lower figures with bracket are as of March 31, 2009.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	11,060	19,158	(8,097)
Doubtful	62,089	41,572	20,517
Special Attention	18,690	13,772	4,918
Non Performing Loans (1)	91,841	74,502	17,338
Normal	10,369,166	10,657,977	(288,810)
Total	10,461,007	10,732,480	(271,472)

Non Performing Loans / Total	0.87%	0.69%	0.18%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	75,967	61,112	14,855
Allowance for credit losses	33,951	14,665	19,285
Collateral, guarantees, etc.	42,015	46,446	(4,430)

Coverage ratio (2) / (1)	82.71%	82.02%	0.68%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	11,060		491		10,569		100.00%		100.00%
	[19,158	]	[1,075	]	[18,082	]	[100.00	%]	[100.00	%]
Doubtful	62,089		28,977		27,330		83.36%		90.68%
	[41,572	]	[10,230	]	[23,082	]	[55.32	%]	[80.13	%]
Special Attention	18,690		4,482		4,115		30.75%		46.00%
	[13,772	]	[3,360	]	[5,281	]	[39.57	%]	[62.74	%]
Total	91,841		33,951		42,015		68.14%		82.71%
	[74,502	]	[14,665	]	[46,446	]	[52.27	%]	[82.02	%]

Note: The upper figures are as of March 31, 2010. The lower figures with bracket are as of March 31, 2009.

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	159	160	(0)
Doubtful	137	284	(147)
Special Attention	709	892	(182)
Non Performing Loans (1)	1,006	1,337	(331)
Normal	124,140	138,416	(14,275)
Total	125,147	139,753	(14,606)

Non Performing Loans / Total	0.80%	0.95%	(0.15)%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	853	1,123	(269)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	853	1,123	(269)

Coverage ratio (2) / (1)	84.82%	83.96%	0.85%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	159		—		159			100.00%
	[160	]	[—	]	[160	]		[100.00	%]
Doubtful	137		—		137			100.00%
	[284	]	[—	]	[284	]		[100.00	%]
Special Attention	709		—		556			78.47%
	[892	]	[—	]	[677	]		[75.96	%]
Total	1,006		—		853			84.82%
	[1,337	]	[—	]	[1,123	]		[83.96	%]

Note: The upper figures are as of March 31, 2010. The lower figures with bracket are as of March 31, 2009.

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Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009 (a)	As of March 31, 2010 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	116.3	106.7	117.8	149.4	241.1	221.4	194.2	(27.1)
Doubtful	652.3	723.2	560.3	725.0	660.0	741.3	848.8	107.5

Total	768.6	829.9	678.1	874.4	901.2	962.7	1,043.1	80.3

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2007

Bankrupt or De facto Bankrupt	116.3	78.8	65.6	56.0	47.5	40.9	35.5	(5.3)
Doubtful	652.3	438.7	216.5	173.1	148.7	122.7	106.8	(15.8)

Total	768.6	517.5	282.1	229.1	196.2	163.6	142.3	(21.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt		27.9	23.1	18.8	26.4	13.2	10.9	(2.2)
Doubtful		284.4	151.4	84.2	42.7	30.9	26.2	(4.6)

Total		312.3	174.5	103.0	69.2	44.2	37.2	(6.9)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt			29.0	25.1	18.5	13.6	11.5	(2.1)
Doubtful			192.4	84.7	52.2	35.5	25.7	(9.7)

Total			221.4	109.8	70.7	49.2	37.3	(11.9)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt				49.4	80.8	61.0	51.6	(9.4)
Doubtful				382.9	145.0	92.0	65.0	(26.9)

Total				432.3	225.8	153.0	116.7	(36.3)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt					67.7	55.1	34.5	(20.6)
Doubtful					271.2	110.0	70.5	(39.5)

Total					339.0	165.2	105.1	(60.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt						37.2	27.1	(10.1)
Doubtful						350.0	274.3	(75.7)

Total						387.2	301.4	(85.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt							22.9
Doubtful							280.0

Total							302.9

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2010

	(in billions of yen)
	Time of categorization
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	Total
Liquidation	0.3	0.2	0.5	2.2	1.9	3.7	9.0
Re-constructive treatment	0.5	0.1	0.9	9.2	19.2	3.9	34.0
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.2	0.0	0.1	0.1	5.5	10.4	16.5
Write-offs	1.1	0.3	3.2	6.3	3.5	5.9	20.5
Other	19.0	6.2	7.0	18.3	29.8	61.8	142.3
Collection / Repayment	12.3	3.4	2.9	10.5	24.7	45.4	99.5
Upgraded	6.6	2.8	4.0	7.8	5.0	16.3	42.7

Total	21.2	6.9	11.9	36.3	60.1	85.8	222.5

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2010

	(in billions of yen)
	Time of categorization
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	Total
Legal liquidation	10.4	5.9	7.5	36.4	18.3	12.4	9.3	100.6
Quasi-legal liquidation	1.1	—	—	0.3	—	—	—	1.5
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	21.3	4.9	3.7	13.6	13.1	12.4	13.5	82.8
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	33.0	10.8	11.3	50.5	31.5	24.8	22.8	184.9

22

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009 (a)	As of March 31, 2010 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	107.7	94.8	108.8	136.1	221.8	208.2	183.0	(25.1)
Doubtful	579.9	652.0	514.5	690.9	618.2	676.2	786.6	110.3

Total	687.7	746.8	623.4	827.1	840.0	884.4	969.7	85.2

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2007
Bankrupt or De facto Bankrupt	107.7	73.4	61.0	52.5	44.0	38.7	33.8	(4.8)
Doubtful	579.9	396.1	199.2	158.5	136.5	111.6	96.8	(14.7)

Total	687.7	469.6	260.2	211.1	180.5	150.3	130.6	(19.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007
Bankrupt or De facto Bankrupt		21.3	18.9	14.7	23.4	12.4	10.9	(1.4)
Doubtful		255.8	129.0	80.6	41.6	29.9	25.3	(4.6)

Total		277.2	148.0	95.4	65.0	42.3	36.2	(6.1)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007
Bankrupt or De facto Bankrupt			28.7	24.6	18.2	13.4	11.2	(2.1)
Doubtful			186.3	80.3	47.9	32.3	22.7	(9.5)

Total			215.1	104.9	66.2	45.8	34.0	(11.7)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008
Bankrupt or De facto Bankrupt				44.2	71.0	53.6	44.4	(9.1)
Doubtful				371.3	140.5	87.7	61.0	(26.6)

Total				415.5	211.6	141.3	105.5	(35.8)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008
Bankrupt or De facto Bankrupt					65.0	53.6	33.7	(19.9)
Doubtful					251.4	96.3	64.7	(31.5)

Total					316.5	150.0	98.4	(51.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009
Bankrupt or De facto Bankrupt						36.2	26.2	(9.9)
Doubtful						318.2	247.4	(70.7)

Total						354.5	273.7	(80.7)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009
Bankrupt or De facto Bankrupt							22.5
Doubtful							268.4

Total							290.9

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2010

	(in billions of yen)
	Time of categorization						Total
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009
Liquidation	0.3	0.2	0.5	2.2	1.9	3.7	9.0
Re-constructive treatment	0.5	0.1	0.9	9.2	13.9	3.9	28.7
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.2	0.0	0.1	0.1	5.5	10.4	16.5
Write-offs	0.9	0.3	3.1	6.3	3.4	5.9	20.2
Other	17.6	5.4	6.9	17.8	26.5	56.7	131.1
Collection / Repayment	10.9	2.6	2.8	10.0	22.2	43.1	92.0
Upgraded	6.6	2.8	4.0	7.8	4.2	13.5	39.1

Total	19.6	6.1	11.7	35.8	51.5	80.7	205.7

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2010

	(in billions of yen)
	Time of categorization							Total
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009
Legal liquidation	9.9	5.9	7.4	29.9	17.7	11.8	9.1	92.1
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	20.1	4.9	3.5	13.0	12.8	12.1	13.3	80.0
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	30.1	10.8	11.0	42.9	30.6	24.0	22.5	172.2

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009 (a)	As of March 31, 2010 (b)	(b) - (a)

Bankrupt or De facto Bankrupt	8.5	11.9	9.0	13.2	19.3	13.1	11.2	(1.9)
Doubtful	72.3	71.1	45.7	34.1	41.8	65.1	62.2	(2.8)

Total	80.9	83.0	54.7	47.3	61.1	78.3	73.4	(4.8)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2007

Bankrupt or De facto Bankrupt	8.5	5.3	4.5	3.4	3.5	2.2	1.7	(0.4)
Doubtful	72.3	42.5	17.3	14.5	12.1	11.1	9.9	(1.1)

Total	80.9	47.9	21.9	18.0	15.6	13.3	11.7	(1.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt		6.5	4.1	4.0	3.0	0.8	0.0	(0.7)
Doubtful		28.6	22.3	3.5	1.1	0.9	0.9	(0.0)

Total		35.1	26.4	7.5	4.1	1.8	1.0	(0.8)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt			0.2	0.4	0.2	0.2	0.2	0.0
Doubtful			6.0	4.4	4.2	3.2	3.0	(0.2)

Total			6.3	4.9	4.5	3.4	3.2	(0.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt				5.2	9.7	7.4	7.1	(0.2)
Doubtful				11.5	4.5	4.2	4.0	(0.2)

Total				16.7	14.2	11.6	11.2	(0.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt					2.7	1.5	0.8	(0.6)
Doubtful					19.7	13.7	5.7	(7.9)

Total					22.5	15.2	6.6	(8.6)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt						0.9	0.8	(0.1)
Doubtful						31.8	26.8	(4.9)

Total						32.7	27.6	(5.0)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt							0.3
Doubtful							11.6

Total							11.9

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2010

	(in billions of yen)
	Time of categorization						Total
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	5.3	—	5.3
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	—	—	—	—
Write-offs	0.1	—	0.0	0.0	0.0	0.0	0.3
Other	1.4	0.8	0.1	0.4	3.2	5.0	11.1
Collection / Repayment	1.3	0.8	0.0	0.4	2.4	2.2	7.5
Upgraded	0.0	—	0.0	0.0	0.7	2.7	3.6

Total	1.6	0.8	0.1	0.4	8.6	5.0	16.8

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2010

	(in billions of yen)
	Time of categorization							Total
	prior to March 31, 2007	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009
Legal liquidation	0.4	0.0	0.0	6.5	0.5	0.5	0.1	8.4
Quasi-legal liquidation	1.1	—	—	0.3	—	—	—	1.5
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.2	0.0	0.1	0.6	0.2	0.2	0.2	2.7
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	2.8	0.0	0.2	7.5	0.8	0.8	0.3	12.7

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	67,851,801	Domestic offices (excluding loans booked at offshore markets)	70,204,184
Manufacturing	9,699,817	Manufacturing	10,266,959
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	138,884	Agriculture	23,064
Construction	1,216,167	Forestry	13,520
Utilities	673,337	Fishery	7,002
Communication and information services	1,119,277	Mining	87,392
Transport and postal activities	2,886,137	Construction	1,456,461
Wholesale and retail	6,680,710	Utilities	626,406
Finance and insurance	8,048,708	Communication and information services	1,832,270
Real estate, goods rental and leasing	11,642,684	Wholesale and retail	7,292,069
Services	3,378,117	Finance and insurance	8,486,197
Municipal government	969,039	Real estate	10,209,709
Other industries	21,398,913	Services	5,585,413
Overseas offices and loans booked at offshore markets	11,667,876	Municipal government	912,377

Total	79,519,677	Other industries	23,405,332

		Overseas offices and loans booked at offshore markets	14,254,383

		Total	84,458,568

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	18,263,719	30,915	18,232,804
Housing loans	17,467,394	103,180	17,364,214
Residential purpose	13,949,562	201,322	13,748,240
Other	796,324	(72,265)	868,590

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	41,274,212	(1,590,590)	42,864,802
% to total domestic loans	60.82%	(0.22)%	61.05%

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	57,817,722	Domestic offices (excluding loans booked at offshore markets)	59,943,079
Manufacturing	7,580,991	Manufacturing	8,235,192
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	132,940	Agriculture	22,571
Construction	1,055,203	Forestry	13,520
Utilities	427,733	Fishery	7,002
Communication and information services	839,370	Mining	81,846
Transport and postal activities	2,141,329	Construction	1,252,304
Wholesale and retail	5,920,159	Utilities	391,468
Finance and insurance	6,393,088	Communication and information services	834,447
Real estate, goods rental and leasing	9,043,013	Wholesale and retail	6,532,997
Services	3,033,260	Finance and insurance	6,646,040
Municipal government	922,948	Real estate	8,197,371
Other industries	20,327,688	Services	4,606,847
Overseas offices and loans booked at offshore markets	11,288,902	Municipal government	864,581

Total	69,106,624	Other industries	22,256,893

		Overseas offices and loans booked at offshore markets	13,843,424

		Total	73,786,503

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	17,156,929	54,388	17,102,540
Housing loans	16,377,083	123,290	16,253,792
Residential purpose	13,186,841	204,987	12,981,853
Other	779,846	(68,902)	848,748

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	36,709,508	(1,227,214)	37,936,722
% to total domestic loans	63.49%	0.20%	63.28%

26

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	9,878,743	Domestic offices (excluding loans booked at offshore markets)	10,061,321
Manufacturing	2,118,629	Manufacturing	2,030,736
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	5,944	Agriculture	493
Construction	160,964	Forestry	—
Utilities	245,375	Fishery	—
Communication and information services	279,907	Mining	5,546
Transport and postal activities	741,185	Construction	204,157
Wholesale and retail	760,551	Utilities	234,246
Finance and insurance	1,655,620	Communication and information services	993,096
Real estate, goods rental and leasing	2,573,192	Wholesale and retail	759,072
Services	342,979	Finance and insurance	1,840,157
Municipal government	25,476	Real estate	1,980,748
Other industries	968,912	Services	976,128
Overseas offices and loans booked at offshore markets	378,974	Municipal government	24,549

Total	10,257,717	Other industries	1,012,385

		Overseas offices and loans booked at offshore markets	410,959

		Total	10,472,280

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	1,032,589	(18,270)	1,050,859
Housing loans	1,016,688	(15,073)	1,031,761
Residential purpose	692,174	603	691,571
Other	15,901	(3,196)	19,098
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	4,434,067	(323,964)	4,758,031
% to total domestic loans	44.88%	(2.40)%	47.29%

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

		(in millions of yen)
	As of March 31, 2010		As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	155,335	Domestic offices (excluding loans booked at offshore markets)	199,784
Manufacturing	197	Manufacturing	1,031
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	Agriculture	—
Construction	—	Forestry	—
Utilities	229	Fishery	—
Communication and information services	—	Mining	—
Transport and postal activities	3,623	Construction	—
Wholesale and retail	—	Utilities	692
Finance and insurance	—	Communication and information services	4,727
Real estate, goods rental and leasing	26,479	Wholesale and retail	—
Services	1,878	Finance and insurance	—
Municipal government	20,615	Real estate	31,590
Other industries	102,313	Services	2,438
Overseas offices and loans booked at offshore markets	—	Municipal government	23,247

Total	155,335	Other industries	136,054

		Overseas offices and loans booked at offshore markets	—

		Total	199,784

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of March 31, 2010.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	74,200	(5,203)	79,403
Housing loans	73,623	(5,036)	78,659
Residential purpose	70,546	(4,268)	74,814
Other	577	(166)	744

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	130,637	(39,412)	170,049
% to total domestic loans	84.10%	(1.01)%	85.11%

28

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

(1) Loans to Asian Countries

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Thailand	505,179	(1,194)	506,373
Indonesia	288,057	7,565	280,491
Malaysia	241,436	(44,774)	286,210
Philippines	67,670	(5,014)	72,685
South Korea	276,207	47,216	228,991
Singapore	608,339	(82,847)	691,187
Hong Kong	761,880	(95,361)	857,242
China	37,415	(40,575)	77,991
Taiwan	121,632	(14,691)	136,324
Other	472,295	65,680	406,614

Total	3,380,114	(163,998)	3,544,113

(2) Loans to Latin American Countries

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Argentina	1,000	(1,968)	2,968
Brazil	143,229	(17,372)	160,602
Mexico	104,404	(14,874)	119,278
Caribbean countries	1,067,872	121,016	946,855
Other	110,317	(35,644)	145,961

Total	1,426,823	51,156	1,375,666

29

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	116,488,275	3,312,703	113,175,572
Deposits (average balance)	112,351,747	1,573,635	110,778,112
Loans (ending balance)	79,364,342	(4,894,442)	84,258,784
Loans (average balance)	80,939,454	(257,055)	81,196,509

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	103,976,222	3,767,244	100,208,977
Deposits (average balance)	99,376,000	1,506,310	97,869,689
Loans (ending balance)	69,106,624	(4,679,879)	73,786,503
Loans (average balance)	70,735,808	(714,160)	71,449,969

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	12,512,053	(454,541)	12,966,594
Deposits (average balance)	12,975,747	67,324	12,908,422
Loans (ending balance)	10,257,717	(214,563)	10,472,280
Loans (average balance)	10,203,646	457,105	9,746,540

30

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	63,045,379	163,742	62,881,637
Corporations and others	44,552,486	3,340,756	41,211,729
Domestic deposits	107,597,866	3,504,498	104,093,367

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	54,357,411	459,387	53,898,024
Corporations and others	41,319,545	3,483,910	37,835,635
Domestic deposits	95,676,956	3,943,297	91,733,659

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	8,687,968	(295,644)	8,983,613
Corporations and others	3,232,940	(143,154)	3,376,094
Domestic deposits	11,920,909	(438,799)	12,359,708

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

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Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deferred tax assets	1,024.5	(254.0)	1,278.6
Net operating losses carried forwards	267.2	(182.6)	449.8
Allowance for credit losses	446.8	9.7	437.1
Write-down on investment securities	293.7	(65.4)	359.2
Unrealized losses on other securities	93.2	(248.6)	341.8
Reserve for retirement benefits	85.8	12.8	73.0
Other	458.8	(7.6)	466.5
Valuation allowance	(621.1)	227.8	(849.0)
Deferred tax liabilities	517.3	191.7	325.5
Unrealized gains on other securities	275.7	178.9	96.8
Net deferred gains on hedges	76.6	(7.7)	84.3
Revaluation gains on securities upon merger	68.6	24.1	44.4
Gains on securities contributed to employee retirement benefits trust	65.9	(0.0)	66.0
Other	30.2	(3.5)	33.8
Net deferred tax assets	507.2	(445.8)	953.1

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009
Net business profits before credit costs	1,201.4	1,087.7	899.7	828.2	710.8	863.1
Credit costs	892.4	(485.9)	38.7	107.2	424.0	378.6
Income before income taxes	(47.3)	1,612.7	958.0	687.0	(195.1)	460.1
Reconciliation to taxable income	(311.4)	(1,403.1)	(401.6)	(123.1)	789.1	(10.0)
Taxable income	(358.8)	209.5	556.3	563.9	593.9	450.0

The amounts presented for FY2004 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited. The amounts presented for FY2005 include amounts of BTMU and former UFJ Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2010, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at March 31, 2010 (Assumptions)

(in billions of yen)
Five years total (from FY2010 to FY2014)
Net business profits (*1)	4,300.8
Income before income taxes	2,277.7
Taxable income before adjustments (*2)	3,332.3
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	2,349.0
Deferred tax assets as of March 31, 2010	1,024.5

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deferred tax assets	86.5	(65.8)	152.3
Write-down on investment securities	87.3	(13.6)	100.9
Allowance for credit losses	25.9	12.9	13.0
Net operating losses carried forwards	24.3	(29.1)	53.4
Other	67.8	(81.6)	149.5
Valuation allowance	(118.9)	45.6	(164.6)
Deferred tax liabilities	90.7	48.2	42.5
Unrealized gains on other securities	60.9	51.0	9.8
Reserve for retirement benefits	16.7	(5.0)	21.7
Other	13.1	2.1	10.9
Net deferred tax assets	(4.2)	(114.0)	109.8

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009
Net business profits before credit costs	271.1	252.6	274.3	187.2	131.5	110.2
Credit costs	81.7	(45.8)	1.7	(21.0)	(33.9)	25.7
Income before income taxes	143.1	306.9	284.0	197.3	88.1	52.0
Reconciliation to taxable income	14.1	(212.0)	(142.9)	(26.3)	(16.0)	23.3
Taxable income	157.3	94.8	141.1	170.9	72.0	75.3

The amounts presented for FY2004 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited. The amounts presented for FY2005 include amounts of MUTB and former UFJ Trust Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2010, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at March 31, 2010 (Assumptions)

(in billions of yen)
Five years total
( from FY2010 to FY2014 )
Net business profits (*1)	510.1
Income before income taxes	299.9
Taxable income before adjustments (*2)	350.3
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	189.1
Deferred tax assets as of March 31, 2010	86.5

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Projected benefit obligation	(A)	1,896,576	(131,360)	2,027,936
Discount rates		1.0% ~ 12.0%		1.3% ~ 12.0%
Fair value of plan assets	(B)	2,111,317	292,044	1,819,273
Prepaid pension cost	(C)	580,927	(44,303)	625,231
Reserve for retirement benefits	(D)	61,821	(32,802)	94,623
Total amount unrecognized	(A) - (B) + (C) - (D)	304,365	(434,905)	739,270
Unrecognized net actuarial loss		334,194	(451,810)	786,005
Unrecognized prior service cost		(29,829)	16,905	(46,734)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Net periodic cost of retirement benefits		111,790	95,717	16,072
Service cost		46,981	2,180	44,800
Interest cost		38,413	(6,719)	45,133
Expected return on plan assets		(65,396)	18,605	(84,001)
Amortization of unrecognized prior service cost		(9,688)	(130)	(9,558)
Amortization of unrecognized net actuarial loss		87,863	79,162	8,700
Other		13,617	2,619	10,997

34

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Projected benefit obligation	(A)	1,218,557	(85,655)	1,304,213
Discount rates		1.8% ~ 2.1%		1.3% ~ 1.6%
Fair value of plan assets	(B)	1,345,763	171,340	1,174,422
Prepaid pension cost	(C)	304,392	(25,220)	329,612
Reserve for retirement benefits	(D)	12,413	931	11,482
Total amount unrecognized	(A) - (B) + (C) - (D)	164,773	(283,148)	447,921
Unrecognized net actuarial loss		179,929	(298,163)	478,093
Unrecognized prior service cost		(15,156)	15,015	(30,172)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Net periodic cost of retirement benefits		76,440	60,428	16,012
Service cost		27,176	1,594	25,581
Interest cost		21,244	(5,433)	26,678
Expected return on plan assets		(31,477)	9,936	(41,413)
Amortization of unrecognized prior service cost		(6,175)	(8)	(6,167)
Amortization of unrecognized net actuarial loss		55,433	51,614	3,818
Other		10,239	2,724	7,515

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2010 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Projected benefit obligation	(A)	415,806	(31,405)	447,211
Discount rates		2.0%		1.5%
Fair value of plan assets	(B)	527,214	83,657	443,556
Prepaid pension cost	(C)	204,955	(12,383)	217,338
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	93,547	(127,446)	220,993
Unrecognized net actuarial loss		119,678	(131,644)	251,323
Unrecognized prior service cost		(26,131)	4,198	(30,329)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2010 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2009 (B)
Net periodic cost of retirement benefits		21,320	29,518	(8,197)
Service cost		7,443	1,125	6,317
Interest cost		6,678	(1,779)	8,457
Expected return on plan assets		(18,570)	9,106	(27,676)
Amortization of unrecognized prior service cost		(4,198)	—	(4,198)
Amortization of unrecognized net actuarial loss		28,774	21,652	7,122
Other		1,193	(585)	1,779

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of March 31, 2010 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of March 2010 decreased to ¥1.74 trillion in total, a decrease of ¥0.55 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥125 billion, improved by ¥259 billion compared with those at the end of March 2009.

•	The effect on the P/L for the fiscal year ended March 31, 2010 was a loss of ¥11 billion, mainly due to losses on the impairment of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	80	(117)	3	49	0	0
2	Sub-prime RMBS	22	(28)	6	14	0	0
3	CMBS	23	(5)	(2)	0	0	0
4	CLOs	1,524	(171)	(120)	166	1,221	(100)
5	Other securitized products (card, etc.)	106	(248)	(6)	41	27	(1)
6	CDOs	8	(12)	0	2	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	1,741	(552)	(125)	259	1,248	(101)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 33% of our investments in securitized products, a decrease of 46% compared with the end of March 2009, due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 79% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	22	7	9	13	30	0	80
11	Sub-prime RMBS	10	2	0	2	8	0	22
12	CMBS	12	6	3	1	1	0	23
13	CLOs	502	752	96	84	91	0	1,524
14	Other securitized products (card, etc.)	36	35	10	21	4	0	106
15	CDOs	4	3	1	0	1	0	8
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	575	803	118	118	127	0	1,741

19	Percentage of total	33%	46%	7%	7%	7%	0%	100%
20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2010.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1	LBO Loan[3] (Balance on a commitment basis)	52	124	37	269	482	(75)
2	Balance on a booking basis	31	105	35	247	419	(57)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2010 was ¥3.57 trillion (¥0.91 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Assets:
Cash and due from banks	4,929,088	5,533,893
Call loans	179,114	204,167
Receivables under resale agreements	38,993	381,253
Receivables under securities borrowing transactions	4,478,999	4,827,881
Monetary claims bought	2,677,859	2,295,765
Trading assets	10,528,447	7,556,066
Money held in trust	36,758	42,573
Securities	38,731,570	52,068,380
Allowance for losses on securities	(93,156)	(56,627)
Loans and bills discounted	73,786,503	69,106,624
Foreign exchanges	1,043,370	1,042,933
Other assets	4,666,482	3,783,574
Tangible fixed assets	915,904	886,516
Intangible fixed assets	312,486	306,339
Deferred tax assets	953,104	507,267
Customers’ liabilities for acceptances and guarantees	6,425,841	6,160,690
Allowance for credit losses	(639,580)	(722,486)

Total assets	148,971,788	153,924,815

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Liabilities:
Deposits	100,208,977	103,976,222
Negotiable certificates of deposit	6,579,759	9,604,478
Call money	1,399,495	1,075,399
Payables under repurchase agreements	7,362,471	4,713,556
Payables under securities lending transactions	1,374,637	2,670,935
Trading liabilities	6,006,174	4,877,129
Borrowed money	5,560,428	5,159,050
Foreign exchanges	828,087	743,188
Bonds payable	3,422,414	4,136,930
Other liabilities	4,112,171	2,990,850
Reserve for bonuses	15,915	17,003
Reserve for bonuses to directors	—	140
Reserve for retirement benefits	11,482	12,413
Reserve for loyalty award credits	664	739
Reserve for contingent losses	40,030	44,001
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	186,927	182,300
Acceptances and guarantees	6,425,841	6,160,690

Total liabilities	143,535,509	146,365,062

Net assets:
Capital stock	1,196,295	1,711,958
Capital surplus	3,362,612	3,878,275
Capital reserve	1,196,295	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,184,843	1,379,041
Revenue reserve	190,044	190,044
Other retained earnings	994,799	1,188,997
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	274,170	468,368

Total shareholders’ equity	5,743,752	6,969,275

Net unrealized gains (losses) on other securities	(655,202)	260,775
Net deferred gains (losses) on hedging instruments	123,516	112,231
Land revaluation excess	224,212	217,470

Total valuation and translation adjustments	(307,473)	590,477

Total net assets	5,436,278	7,559,752

Total liabilities and net assets	148,971,788	153,924,815

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Ordinary income	3,513,112	2,916,427
Interest income	2,357,222	1,791,691
Interest on loans and bills discounted	1,532,429	1,153,280
Interest and dividends on securities	474,011	387,349
Fees and commissions	514,645	526,339
Trading income	127,760	110,643
Other business income	403,502	314,389
Other ordinary income	109,980	173,363
Ordinary expenses	3,712,552	2,508,601
Interest expenses	1,014,893	483,697
Interest on deposits	446,207	190,480
Fees and commissions	129,824	134,614
Other business expenses	457,496	249,239
General and administrative expenses	1,095,432	1,080,498
Other ordinary expenses	1,014,905	560,551

Ordinary profits (losses)	(199,439)	407,826

Extraordinary gains	115,116	85,848
Extraordinary losses	110,840	33,566

Income (loss) before income taxes	(195,163)	460,108

Income taxes - current	32,838	42,031
Refund of income taxes	—	(8,712)
Income taxes - deferred	138,389	84,121

Total taxes	171,228	117,440

Net income (loss)	(366,392)	342,667

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Assets:
Cash and due from banks	1,111,565	962,798
Call loans	19,500	74,300
Receivables under securities borrowing transactions	60,016	46,876
Monetary claims bought	46,960	36,480
Trading assets	238,377	271,961
Money held in trust	6,978	6,956
Securities	8,156,605	9,497,383
Allowance for losses on securities	(448)	—
Loans and bills discounted	10,472,280	10,257,717
Foreign exchanges	6,859	5,785
Other assets	829,851	757,904
Tangible fixed assets	176,341	170,129
Intangible fixed assets	66,012	66,150
Deferred tax assets	109,800	—
Customers’ liabilities for acceptances and guarantees	214,945	162,735
Allowance for credit losses	(50,376)	(66,448)

Total assets	21,465,272	22,250,732

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Liabilities:
Deposits	12,966,594	12,512,053
Negotiable certificates of deposit	1,320,627	1,811,209
Call money	355,772	285,182
Payables under repurchase agreements	1,106,275	2,518,874
Payables under securities lending transactions	219,253	196,854
Trading liabilities	63,870	62,704
Borrowed money	1,865,676	1,438,991
Foreign exchanges	90	478
Short-term bonds payable	37,200	20,400
Bonds payable	239,800	337,100
Due to trust accounts	1,463,045	1,278,762
Other liabilities	563,266	291,682
Reserve for bonuses	4,155	4,218
Reserve for bonuses to directors	—	89
Reserve for contingent losses	6,099	17,015
Deferred tax liabilities	—	4,284
Deferred tax liabilities for land revaluation	7,301	6,663
Acceptances and guarantees	214,945	162,735

Total liabilities	20,433,974	20,949,299

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	472,910	514,628
Revenue reserve	73,714	73,714
Other retained earnings	399,196	440,914
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	259,991	301,709

Total shareholders’ equity	1,209,504	1,251,222

Net unrealized gains (losses) on other securities	(152,953)	70,219
Net deferred gains (losses) on hedging instruments	(16,208)	(13,146)
Land revaluation excess	(9,045)	(6,862)

Total valuation and translation adjustments	(178,207)	50,210

Total net assets	1,031,297	1,301,432

Total liabilities and net assets	21,465,272	22,250,732

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Ordinary income	613,997	514,784
Trust fees	91,796	79,700
Interest income	296,401	259,072
Interest on loans and bills discounted	153,581	131,666
Interest and dividends on securities	122,120	111,164
Fees and commissions	108,971	99,351
Trading income	6,650	13,409
Other business income	99,825	42,439
Other ordinary income	10,351	20,810
Ordinary expenses	563,138	461,553
Interest expenses	157,776	94,056
Interest on deposits	85,579	62,457
Fees and commissions	21,608	20,539
Other business expenses	97,929	74,726
General and administrative expenses	201,897	220,534
Other ordinary expenses	83,926	51,696

Ordinary profits	50,858	53,230

Extraordinary gains	42,127	4,068
Extraordinary losses	4,829	5,295

Income before income taxes	88,157	52,004

Income taxes - current	1,062	1,162
Income taxes - deferred	70,200	(16,407)

Total taxes	71,262	(15,245)

Net income	16,894	67,250

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Assets:
Loans and bills discounted	199,784	155,335
Securities	45,726,861	48,250,717
Beneficiary rights to the trust	27,592,850	30,253,813
Securities held in custody accounts	1,112,386	1,191,472
Monetary claims	11,275,453	10,182,843
Tangible fixed assets	9,179,822	8,965,903
Intangible fixed assets	134,762	133,654
Other claims	1,703,370	1,881,213
Call loans	1,268,875	1,060,298
Due from banking account	1,794,803	1,559,372
Cash and due from banks	1,883,723	1,626,043

Total	101,872,694	105,260,668

Liabilities:
Money trusts	16,421,025	16,807,865
Pension trusts	12,053,445	12,167,441
Property formation benefit trusts	12,661	12,866
Loan trusts	123,447	42,604
Investment trusts	25,761,564	28,281,581
Money entrusted other than money trusts	2,196,555	2,121,717
Securities trusts	1,221,529	1,281,437
Monetary claim trusts	11,733,600	10,577,539
Equipment trusts	37,310	36,063
Land and fixtures trusts	95,294	93,449
Composite trusts	32,216,258	33,838,100

Total	101,872,694	105,260,668

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for trust accounts with contracts indemnifying the principal amounts as of March 31, 2010 (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	Money trusts	Loan trusts
Assets:
Loans and bills discounted	125,147	—
Securities	53,296	—
Other	913,305	42,605

Total	1,091,749	42,605

Liabilities:
Principal	1,086,286	41,774
Allowance for bad debts	378	—
Special internal reserves	—	349
Other	5,084	481

Total	1,091,749	42,605

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2009	As of March 31, 2010
Total funds	42,897,802	43,354,040

Deposits	12,966,594	12,512,053
Negotiable certificates of deposit	1,320,627	1,811,209
Money trusts	16,421,025	16,807,865
Pension trusts	12,053,445	12,167,441
Property formation benefit trusts	12,661	12,866
Loan trusts	123,447	42,604

Loans and bills discounted	10,672,064	10,413,052

Banking account	10,472,280	10,257,717
Trust account	199,784	155,335

Investment securities	53,883,467	57,748,100

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46